1167630

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



01051181

REGISTRANT'S NAME Singer NV

*CURRENT ADDRESS De Ruyterkade 62
Curacao, Netherlands Antilles

PROCESSED
APR 15 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5225 FISCAL YEAR 12/31/00

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	*(INITIAL FILING)*	☐	*AR/S (ANNUAL REPORT)*	☑
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DEF 14A	*(PROXY)*	☐		

OICF/BY: EBS

DATE : 1/31/02


SEP 1 7 2001

DISCLOSURE STATEMENT AND REPORT

Singer N.V.

Incorporated in the Netherlands Antilles

De Ruyterkade 62, Willemstad
Curacao, Netherlands Antilles

September 2001

TABLE OF CONTENTS

INTRODUCTION

Singer N.V. ("Singer" or the "Company") was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful reorganization under Chapter 11 of the United States Bankruptcy Code, Singer became the parent company of several operating companies (the "Operating Companies") formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the "Singer" brand name, one of the most widely recognized and respected trademarks in the world

Singer, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing.

Singer is a leading retailer of household appliances, consumer electronic equipment, furniture and other consumer durable products for the home in selected markets worldwide, with particular strength in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of the consumer credit services provided by the Company.

Singer is also one of the world's leading sellers of consumer and artisan sewing machines, produced by the Company and certain third-party manufacturers, with an estimated worldwide unit market share of 29 percent (excluding China, the former Soviet Republics and Eastern European countries).

The Company has a presence directly or through dealers, distributors and licensees in more than 150 countries around the world.

In order to improve operating and financial performance, the Company has undertaken a number of programs, including implementing significant management and organizational changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, as well as their continuing cost-reduction efforts.

The Company publishes its consolidated financial statements in US dollars and in accordance with accounting principles generally accepted in the United States. In this Report, references to "US dollars", "dollars", "US$", or "$" are to US currency.

The shares of the Company are not currently trading on any public securities exchange or trading system.

The registered offices of the Company are located at De Ruyterkade 62, Willemstad, Curacao, Netherlands Antilles, and its telephone number is 011-599-9732-2555. Certain administrative matters are handled in the United States by the Company's subsidiary, Singer Corporation, located at 915 Broadway, New York, NY 10010.

As used herein, except as the context otherwise requires, the term "Company" or "Singer" refers to Singer N.V. and its consolidated subsidiaries. The term "Operating Companies" refers to locally incorporated companies which operate the Company's business in various countries around the world. The term "Operating Affiliates" refers to Operating Companies in which Singer exercises significant management influence but does not hold greater than 50% ownership. The term "Old Singer" refers to The Singer Company N.V., which filed for protection under Chapter 11 of the United States Bankruptcy Laws in September 1999.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

Statements made herein with respect to Singer's current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of the Company. Forward-looking statements include but are not limited to those using words such as believe, expect, anticipates, plans, strategy, prospects, forecast, estimate, project, may or might, and words of similar meaning in connection with a discussion of future operations, financial performance, financial position, capital resources and strategy and plans and objectives of management. From time to time, oral or written forward-looking statements may also be included in other materials released to the public. These statements are based on management's assumptions and beliefs which are expressed in light of the information currently available to management. The ultimate outcome in many cases is outside the Company's control. The Company cautions you that no assurance can be given that expectations reflected in such forward looking statements will prove to have been correct, that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and, therefore, you should not place undue reliance on such forward-looking statements. You should not rely on any obligation of the Company to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The Company disclaims any such obligation. Risks and uncertainties that might affect the Company include, but are not limited to: general economic conditions in the Company's markets worldwide, particularly in Asia and other developing countries, including levels of consumer spending; exchange rates, particularly between the US dollar and other currencies in which the Company makes significant sales or in which the Company's assets and liabilities are denominated; the Company's ability to continue to win acceptance of its products and services, which are offered in highly competitive markets; the Company's ability to implement successfully the ongoing restructuring of its businesses; the success of the Company in improving liquidity and obtaining access to capital resources, including successfully concluding negotiations under its secured credit facility to preclude acceleration of required debt payments; improving efficiency in its manufacturing and marketing operations; continuing relationships with financial institutions, suppliers and other creditors; and the outcome of contingencies.

Important information regarding risks and uncertainties is also set forth elsewhere herein, including in the Introduction, Item 3 ("Key Information - Risk Factors"), Item 4 ("Information on the Company"), Item 5 ("Operating and Financial Review and Prospects"), Item 11 ("Quantitative and Qualitative Disclosures About Market Risk"), and the audited consolidated financial statements referenced in Item 18 ("Financial Statements").

PART I

Item 1. Identity of Directors, Senior Management, and Advisers

Not Applicable

Item 2. Offering Statistics and Expected Timetable

Not Applicable

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial data of the Company for the three months ended December 31, 2000 and for the six months ended June 30, 2001. The selected balance sheet and operating data of the Company at December 31, 2000 and for the three months then ended is derived from the audited consolidated financial statements of the Company for that period, and at June 30, 2001 and for the six months then ended is derived from the unaudited consolidated financial statements of the Company for that period, and each should be read in conjunction therewith. Such audited financial statements include a "going-concern" qualification. See Item 18 (" Financial Statements") included herein. Due to the reorganization in bankruptcy and the implementation of "Fresh Start Reporting" on emergence, financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

(000's, except per share data)	(Audited) Three months ended December 31, 2000	(Unaudited) Six months ended June 30, 2001
Operating Data		
Revenues	$ 128,555	$ 217,597
Operating income	7,240	16,166
Equity in earnings from Operating Affiliates	439	1,395
Royalties and license income	885	2,712
EBITDA*	12,291	27,693
Interest expense, net	(7,561)	(14,300)
Net income	1,013	4,073
Per Share Data		
Basic earnings – weighted average number of shares 8.1 million	$ 0.09	$ 0.43
Diluted earnings – weighted average number of shares 9.8 million	0.09	0.42
Balance Sheet Data		
Working capital	$ (54,540)	$ (24,885)
Investment in Operating Affiliates	26,626	26,385
Total assets	497,109	482,029
Notes and loans payable	143,767	123,335
Long-term debt	84,007	102,862
Shareholders' equity	98,652	103,335
Capital stock	81	81

* EBITDA is defined as Net Income before interest expense, taxes, depreciation and amortization.

Risk Factors

This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including, without limitation, in the other sections referred to in the "Cautionary Statement with Respect to Forward-Looking Statements".

Economic Trends in the Company's Major Markets May Adversely Impact Results

Purchases of the Company's products are to a very significant extent discretionary. Economic downturns and resulting declines in consumption in Singer's major markets may adversely affect the level of sales and the Company's consolidated financial results and condition. The current economic crisis in Turkey, for example, has had, and will continue to have a negative impact on the results for the Turkey operation and for the Company as a whole. A significant economic slow down in one or more selected markets where the Company has significant sales would likely have a negative impact on the Company's consolidated results and financial position.

The Company's Liquidity is Very Tight

The Company's liquidity is very tight. In addition, Singer is required in 2001 to reduce the outstanding balance of its principal loan facility with the Bank of Nova Scotia by $10 million to $45 million. The Company is also in technical default under certain of the financial covenants in such facility. In the event that the Company is unable to achieve this reduction on schedule or to negotiate appropriate modifications to the facility, including modifications necessary for the Company to be in compliance with certain financial covenants, then the lender under the facility would have the right to accelerate the maturity of its indebtedness and enforce its security interest. Improvement in liquidity is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control.

Singer is Subject to the Risks of International Operations

A substantial portion of the Company's activities are conducted in developing and emerging markets throughout the world. There are a number of risks inherent in doing business in these markets, including, among others, less stable political systems, uncertainty with respect to regulatory and legal procedures, breakdowns in civil order, difficulties in recruiting and retaining personnel, reduced protection for intellectual property rights and potential adverse changes in tax regimes. If Singer is unable to manage the risks inherent in its international activities, this could adversely affect the Company's consolidated results and financial position.

In Each of its Businesses, Singer is Subject to Intense Competitive Pressures

Singer's operations face a broad range of competitors from large international companies to small independent dealers. Some of these competitors have greater financial, technical and marketing resources available to them than does the Company. Others may be willing to engage in unethical or illegal business practices that give them at least a temporary advantage. The competitive environment has become increasingly demanding due to a number of factors, including increased price competition reflecting global over-capacity for most of the products the Company sells, the growth of new, more efficient sales channels such as mass merchants, and the broadening of consumer credit alternatives in certain markets.

Foreign Exchange Fluctuations May Negatively Impact the Company's Results

Local currency denominated financial results in each of the Singer Operating Companies around the world are translated into US dollars by applying the average market exchange rate during each financial reporting period. Local currency denominated assets and liabilities are translated into US dollars by applying the market exchange rate at the end of each financial reporting period. Accordingly, the Company's results, as reported in its consolidated profit and loss statements, and the Company's assets and liabilities, as reported in the Company's consolidated balance sheets, are subject to foreign exchange rate fluctuations. In recent periods, for many operations, financial trends reported in US dollars have appeared significantly less favorable than would have been the case had those results been reported in local currency.

Dependence on Outside Suppliers

Singer relies on outside suppliers for approximately 40% of the sewing machines and essentially all of the consumer products which it sells. This dependence has recently grown, reflecting the Company's restructuring of its business and the realignment of its manufacturing facilities to improve operating efficiencies. Reliance on outside suppliers could increase the Company's exposure to possible supply disruptions, to the introduction of defective products or inferior parts, and to increased competition from smaller competitors sourcing similar products from the same manufacturers.

The Consumer Finance Business is Subject to Non-Performance Risks

Extension of consumer credit is an integral part of Singer's Retail operations. In most countries, the accounts receivables that are generated are financed by the local Operating Companies. A significant economic downturn in a market, a loss of critical personnel, changes in local laws or practice, or civil disorder, among other factors, could reduce collection performance impairing the value of Singer's receivable, and negatively impact the Company's consolidated results and financial position.

The Company's Facilities and Information Systems Are Subject to Damage as a Result of Disasters, Outages or Similar Events

The Company's facilities are located throughout the world and are subject to the possibility of disaster or outage or similar disruption as a result of any of a number of events. Furthermore, as the role of information systems is becoming ever more important in the Company's operating activities, such issues as shutdowns of information systems due to such disasters, software and hardware defects, and computer viruses pose increasing risks. If such factors adversely affect the Company's operating activities, or generate expenses relating to physical or personal damage, the Company's consolidated results and financial position may be adversely affected.

Compliance with Changes in Accounting Requirements Can Adversely Affect the Company

Changes in accounting standards that may be promulgated in the future cannot be predicted and could have a material adverse effect on the Company's reported consolidated results and financial position.

The Company's Shares are Not Currently Traded

It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. The Company's current intention is to encourage one or more brokerage firms to make a market for the newly distributed Common Shares through the "Pink Sheets" quotation service. It is anticipated that, brokers, upon the filing of a form with the NASD and obtaining approval from the NASD, should be able to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the Securities and Exchange Commission ("SEC") the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. The Company's objective is for the Common Shares to be quoted using the "Pink Sheets" service at the time of, or shortly after the initial distribution of the Common Shares; however, no assurance can be given as to approval by the NASD of the Common Shares for quotation on the "Pink Sheets" system or the timing of the commencement of any related trading. If the Common Shares are not traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Should quotations on the "Pink Sheets" service be instituted, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which would continue to make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Item 4. Information on the Company

Business Overview

Singer N.V. was incorporated under the laws of the Netherlands Antilles on December 21, 1999. Effective September 2000, as a result of a successful Chapter 11 reorganization, Singer became the parent company of several Operating Companies formerly owned by The Singer Company N.V. ("Old Singer"), as well as acquiring ownership of the "Singer" brand name, one of the most widely recognized and respected trademarks in the world.

The Company is a holding company and, through its Operating Companies, is engaged in two principal businesses, Retail and Sewing.

The Retail business consists primarily of the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, primarily in Asia, Mexico and the Caribbean. Retail sales activities in these markets are strengthened by the availability to customers of consumer credit services provided by the Company. In many of the markets where it operates, Singer is recognized as a leading retailer of products for the home.

The Sewing business consists primarily of the distribution of consumer and artisan sewing machines and accessories, produced by Singer and certain third-party manufacturers, through distribution channels operated by its Sewing Operating Companies and through third-party distributors and dealers, as well as through the Operating Companies which operate Singer's Retail business. Singer is one of the world's leading sellers of consumer and artisan sewing machines, with an estimated worldwide unit market share of 29 percent (excluding China, the former Soviet Republics and Eastern European countries).

Approximately two thirds of Singer's revenues are generated from Retail and approximately one third from Sewing, taking into account the revenues of the Company's non-consolidated Operating Affiliates. Retail revenues include sales by Retail Operating Companies of sewing products.

Revenues are seasonal, generally increasing during certain holiday or festival periods. For example, the Americas and Europe tend to have proportionately higher revenues in the fourth quarter due to the Christmas season, while parts of Asia have proportionately higher revenues during the Lunar New Year festivities in the first quarter. Overall, revenues tend to be higher in the fourth quarter.

The Company has a presence in more than 150 countries around the world, directly through its Operating Companies or indirectly through dealers, distributors and licensees.

Singer's ongoing business strategy is threefold:

A. To aggressively grow its core Retail business in selected emerging markets with significant growth opportunities by capitalizing on the Company's extensive Retail distribution network, the "Singer" trademark and the offer to customers of consumer credit services. Singer's plans include offering a greater variety of products and services, increasing the number and variety of distribution points and entering new, related businesses in certain of its existing markets.

B. To grow and strengthen its core Sewing business by capitalizing on the "Singer" trademark and the Company's 150-year reputation for innovation, reliability, service and value. A major objective is to regain market share lost during the turmoil of the last several years. Singer's plans include offering new, more competitively featured and priced consumer and artisan sewing machines, including the introduction in the autumn of 2001 of the XL5000, the world's most advanced consumer sewing machine.

C. To improve operating and financial performance through management and organizational changes designed to enhance overall management and efficiency, and by implementing programs to improve product sourcing, strengthen inventory and receivables management and increase royalty and licensing earnings.

The following table sets forth certain financial information for the three months ended December 31, 2000, and for the six months ended June 30,2001, for the Company's Retail and Sewing operating segments:

(000's)	**(Audited) Three months ended December 31, 2000**		**(Unaudited) Six months ended June 30, 2001**	
	Revenue	**Operating Income**	**Revenue**	**Operating Income**
Retail:				
Americas	$ 46,663	$ 5,777	$ 68,170	$ 6,337
Asia, Europe, Africa & Middle East	51,942	4,305	118,050	11,277
	98,605	10,082	186,220	17,614
Less: Operating Affiliates	(21,453)	(1,965)	(46,616)	(4,824)
Total	$ 77,152	$ 8,117	$ 139,604	$ 12,790
Sewing:				
Americas	$ 31,940	$ 1,172	$ 44,172	$ 7,594
Asia, Europe, Africa & Middle East	19,463	3,670	33,821	4,819
Total	51,403	4,842	77,993	12,413
Corporate & eliminations	-	(5,719)	-	(9,037)
Total	$ 128,555	$ 7,240	$ 217,597	$ 16,166

For additional financial information with respect to the Retail and Sewing operating segments see Item 5 ("Operating and Financial Review and Prospects") and Note 15 ("Segment Related Information") of notes to the consolidated financial statements included herein.

Retail Business

In certain countries, primarily in Asia, Mexico and the Caribbean, Singer's Operating Companies have been engaged in retailing of consumer durable products for many years. In these countries, the "Singer" name is recognized by the consumer as a trusted source of reliable, quality products for the home at attractive prices, as well as being identified with specific consumer products that may vary by market. This is a business with significant potential to grow along with these emerging economies and the expansion of their consumer middle class.

Products

In these countries, Singer is a direct retailer of various consumer durable products for the home. Products include: electronic equipment, such as televisions, VCRs, stereos, CD and DVD players, mobile telephones and portable radios and cassette players; home appliances, such as refrigerators, gas ranges, washing machines, dishwashers, dryers, sewing machines and ironing and pressing products; home furnishings, such as bedroom, dining room and occasional furniture; and additional consumer products depending on the market, such as motorcycles in Bangladesh and Thailand. In some cases the products are generic, and in other cases the products are selected to meet local consumer preferences. New types of products are reviewed and added to the local product offering on a regular basis. The product line offered in a particular country is to some extent tailored to the particular conditions of the local market, including consideration of product pricing levels appropriate for the market.

All consumer durable products are sourced from third party manufacturers, with the exception of sewing machines which are sourced through Singer's Sewing operations. Singer has maintained strong historical relationships with several leading manufacturers including Goldstar, Matsushita (Panasonic/National), Samsung, Sanyo and Sharp. In some cases where there are local efficiencies or tax or duty incentives, assembly of certain products is carried out by the local Retail Operating Companies.

Historically, each Retail Operating Company has independently sourced its consumer durable products, with the exception of sewing machines. Singer is currently reviewing the extent to which efficiencies and pricing advantages can be achieved by a more centralized sourcing program for these products. This effort is facilitated by a trend to greater standardization of the product lines throughout the Company's Retail markets. Singer is also implementing computerized inventory control and related systems in certain locations, which, if successful in achieving meaningful efficiencies, will be extended to other Retail operations.

None of Singer's Retail Operating Companies commenced proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings of Old Singer. However, during the period of the bankruptcy and the turmoil preceding it, it was not possible for many of these companies to operate as efficiently, to take as much advantage of potential growth opportunities or to obtain access to as much capital, as might otherwise have been the case. In connection with and subsequent to the effectiveness of the reorganization, Singer management has been actively pursuing programs to address these issues.

Consumer Credit Operations and Related Financial Services

Extension of consumer credit has been an integral part of Singer's Retail operations since shortly after the business was founded 150 years ago. Singer's Retail Operating Companies are knowledgeable about extending credit to consumers and collecting the receivables. Consumer credit is a key element of the Singer Retail system in the emerging markets in which the Company operates, as other forms of credit are much less readily available for the average consumer in these markets than is the case in more developed countries. In addition to providing a strong impetus for sales, consumer credit continues to be a profitable element of the Retail business, and represents approximately 7% of the Company's total revenues (including the Company's non-consolidated Operating Affiliate in Thailand).

Credit-financed sales generate installment accounts receivable which generally range from three to thirty months and bear interest at rates based upon prevailing consumer interest rates in the various local markets. In most countries, these accounts receivable are financed by the local Retail Operating Company. In a few countries, some accounts receivable are sold at a discount to third-party financial institutions. It is the Company's policy, to the extent feasible, to finance such accounts receivable by borrowing funds in the country where such accounts receivable originate. The Company's installment accounts receivable as of June 30, 2001 were $43.6 million. Historically, the Retail business has experienced an overall write-off rate on installment sales of less than 2%.

Additionally, the Company has begun to introduce additional financial services in selected Retail markets. These services include insurance, money transfer and extended product warranties. Also, in selected markets, Singer is considering introducing consumer financing not tied to sales of the Company's products. Depending on the acceptance and success of these new offerings, they may be introduced to additional markets in the future.

Principal Retail Operating Companies

Singer's principal Retail Operating Companies are located in the following countries (in order of revenues):

Mexico
Singer's Retail Operating Company in Mexico is Singer Mexicana S.A de C.V., a 100%-owned subsidiary. Singer enjoys wide brand name recognition in Mexico. Singer Mexicana operates approximately 200 "Singer" Retail stores, selling a broad range of consumer durable products for the home. The stores, which are primarily located in non-urban areas, also serve as a base for canvassers who sell the same products at village markets and door-to-door. More than 900 canvassers are employed in the distribution network. The distribution network also includes more than 475 independent dealers and 175 stores of mass merchants which sell "Singer" branded sewing machines. While the operation currently does not have a significant share of the total consumer durables market, it has a significant presence in that market in non-urban areas, as well as a 67% unit market share of the consumer sewing machine market. Sales of non-sewing consumer durables represent more than 70% of Singer Mexicana's total sales. Consumer durable products are sold at the "Singer" stores under well known national brand names, except for sewing machines which are branded "Singer".

Mexico has a relatively young population, with over three-quarters of the population below the age of forty. After recovering from the peso devaluation and banking crisis of the mid-1990's, Mexico has achieved its highest growth rate in almost 20 years. In addition to the beneficial effect from any general expansion in the economy, revenue growth for Singer Mexicana is expected to come from continued upgrading and expansion of store locations, from the introduction of new products and services and more aggressive marketing. Revenue growth at Singer Mexicana has been severely inhibited in the recent past by a shortage of capital. This has generally been a problem in Mexico, which has been aggravated in the case of Singer Mexicana by the fallout from the Chapter 11 proceedings of Old Singer. Local management is actively pursuing programs designed to increase Singer Mexicana's access to capital markets.

Thailand
Singer Thailand Public Company Limited is publicly traded on the Bangkok Stock Exchange and is 48% owned by Singer. Singer Thailand operates more than 260 "Singer" Retail stores. In most cases the stores,

which are primarily located in non-urban areas, serve as a base for canvassers who sell Singer products door-to-door and as a local warehouse, as well as a Retail shop. More than 6,500 canvassers are employed by the operation. Singer Thailand is a well respected supplier of consumer durable products for the home, and has a significant market share across several product categories, including a 17% share in washing machines, 10% of the television market, and a 12% share of the refrigerator market, as well as a 35% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent more than 90% of Singer Thailand's total sales. Almost all of the consumer durable products sold by Singer Thailand currently are Singer branded, but a multi-brand strategy is being selectively introduced.

After having enjoyed one of the world's highest growth rates for a decade, Thailand has been slowly recovering from the major baht devaluation and financial crisis of the late-1990's, with real GDP growth currently running at approximately 4.3%. Near term demand for consumer durables is expected to be in line with or greater than GDP growth. Revenue growth for Singer Thailand is expected to come from this growth in demand, from the introduction of new products and services, and from the introduction of new channels of distribution aimed at urban areas and high end consumers, which have not been Singer Thailand's traditional markets.

Sri Lanka
Singer (Sri Lanka) Limited is publicly traded on the Colombo Stock Exchange and is 81% owned by Singer. The Company operates more than 110 "Singer" Retail stores. The Company's Retail distribution network also includes four new "Mega Stores", one of which is the largest department store in the country, and more than 300 independent dealers. Singer Sri Lanka is recognized as a major retailer of consumer durable products for the home, and has a significant market share across several product categories, including a 38% market share in refrigerators, a 66% share in deep freezers, a 32% share in washing machines and a 26% share in televisions, as well as a 74% unit market share in consumer sewing machines. Sales of non-sewing consumer durables represent more than 80% of Singer Sri Lanka's total sales. Products traditionally have been sold under the "Singer" brand, but the operation has recently introduced new brands for certain products under exclusive brand arrangements, and plans to continue to expand this program as appropriate. Also, a multi-brand strategy is employed in the Mega Stores.

India
Singer India Limited is publicly traded on the Bombay and Delhi Stock Exchanges and is 51% owned by Singer. Singer India operates more than 190 "Singer" Retail stores, and also sells products through more than 600 independent dealers and mass merchants. Many of the "Singer" stores, which are primarily located in non-urban areas, also serve as a base for canvassers who sell Singer products door-to-door and as a local warehouse, as well as a Retail shop. More than 2,000 canvassers operate out of the "Singer" stores. Operations also include the manufacture of sewing machines, mainly for the local market. Sales of non-sewing consumer durables represent about 35% of Singer India's total sales, the remainder being sewing products. Products traditionally have been sold under the "Singer" brand but the operation has recently introduced new brands for certain products.

Bangladesh
Singer Bangladesh Limited is publicly traded on the Dhaka Stock Exchange and is 80% owned by Singer. The Company operates more than 70 "Singer" Retail stores, and has almost 80 agency shops that mirror the operations of Singer Bangladesh's own stores. Singer Bangladesh is a major retailer of consumer durable products for the home, with approximately a 17% share of this market. The operation has a 23% market share in televisions and a 33% share in washing machines, as well as a 38% unit market share of the consumer sewing machine market. Sales of non-sewing consumer durables represent more than 90% of Singer Bangladesh's total sales. Substantially all products are currently sold under the "Singer" brand name.

Caribbean
Singer Sewing Machine Company Limited, a wholly-owned Bermuda subsidiary of Singer, operates Retail branches in Jamaica and Guyana. The branches operate 14 "Singer" Retail stores in Jamaica and one in Guyana, which sell a broad range of consumer durable products for the home. Singer enjoys wide brand name recognition in these markets. Sales of non-sewing consumer durables represent more than 90% of the operation's revenues. Consumer durable products are sold at the "Singer" stores under well known national brand names, except for sewing machines, which are branded "Singer". Similar operations in Trinidad, St. Lucia and Grenada were sold to a third party in 2000 and are now covered by distribution and licensing arrangements.

Other
Countries covered by other Singer Retail Operating Companies include Greece, Pakistan, the Philippines, and Vietnam. Certain additional countries such as Indonesia are being evaluated as potential candidates for expansion of the Retail operations.

Licensing

Singer has royalty bearing licensing arrangements covering certain geographic areas where the Retail business does not have a direct operation, including Malaysia, Australia, selected countries in Africa and the Middle East and certain islands in the Caribbean and the Pacific. These arrangements allow the licensee to apply the "Singer" trademark to specified consumer durable products, other than sewing machines, subject to appropriate quality control protections. Typically these arrangements provide for percentage royalty payments based on sales, and a minimum annual royalty. The Company continues to look for new opportunities in the licensing field.

Sewing Business

Singer is one of the world's leading sellers of consumer and artisan sewing machines with an estimated worldwide unit market share of 29 percent (excluding China, the former Soviet Republics and Eastern European countries). These products are produced by the Company and certain selected third party manufacturers, and distributed through Singer's Sewing Operating Companies' own distribution channels and through third-party dealers and distributors, as well as through Singer's Retail Operating Companies. Almost all of the sewing machines sold by the Company are marketed under the world famous "Singer" trademark, which celebrates its 150Th anniversary this year.

Products

Singer offers a wide range of consumer and artisan sewing machines, from cast iron straight stitch models popular in emerging markets to the most advanced sewing machine in the world, the XL5000 computer machine. In certain countries the Sewing product line includes consumer clothing care products such as irons and ironing presses. In selected markets, the Company also sells a very limited range of relatively simple industrial sewing machines.

Consumer and artisan sewing machine models include straight stitch, mechanical zig-zag, artisan and electronic/computer machines. The particular models from the Company's sewing product line marketed in a specific geographic area vary on a country-by-country basis, depending on the tastes, demographics, and degree of economic development of the particular market. Straight stitch models, those that sew only in straight lines, are sold primarily in less developed countries. Mechanical zig-zag sewing machines, with their ability to sew in more sophisticated patterns, remain a mainstay of the Company's product offering and are sold in all of the Company's markets in a number of models. Artisan sewing machines, with straight stitch and zig-zag patterns, are heavier duty machines and can be used in light industry. Electronic/computer machines are the most advanced sewing models and utilize state-of-the-art computer technology and memory that enables them to sew a variety of stitch types, as well as perform complicated tasks such as automatic buttonhole stitching, monogramming and decorative embroidery.

In connection with and subsequent to the effectiveness of the Chapter 11 reorganization, Singer management has been actively pursuing programs to improve product features, quality and reliability, and obtain greater product standardization and improve manufacturing and sourcing efficiencies, which had been negatively impacted to some degree during the period of the bankruptcy of Old Singer and the turmoil preceding it.

Distribution

In certain areas, such as the United States, Brazil, Italy, Turkey, Greater China and certain Scandinavian and Eastern European countries, Singer sewing machines are distributed through Sewing Operating Companies, which operate wholesale distribution networks, consisting of independent dealers, mass merchants and, in some countries, home shopping networks and catalogs. In other countries, Sewing products are also sold through the Retail Operating Companies as described above. In the rest of the world, Sewing products are distributed through independent distributors, primarily under exclusive distribution arrangements which cover a specific geographic area. In connection with the Chapter 11 reorganization, loss-making direct operations in a number of countries were closed and converted to independent distributors. The Operating Companies in the United States, Brazil and Turkey were successfully reorganized under Chapter 11.

Principal Sewing Operating Companies

Singer's principal Sewing Operating Companies are located in the following countries (in order of revenues):

United States
Singer Sewing Company is currently 83% owned by Singer, with the remaining shares owned by Singer Sewing's former unsecured creditors. Based in LaVergne, Tennessee (near Nashville), the Company is engaged primarily in the distribution of a wide range of consumer sewing machines. Singer U.S. has an approximate 17% unit market share in consumer sewing machines, which are sold through a network of more than 480 independent dealer stores and more than 11,000 locations operated by fabric chain outlets, mass merchants, catalog showrooms, warehouse clubs or television shopping networks. The operation also distributes a limited line of industrial sewing machines, and maintains an industrial sewing spare parts business. One customer, Wal-Mart, accounted for approximately 33.9% and 31.5% of sales in the fourth quarter of 2000 and first half of 2001, respectively.

Singer Sewing's current share of the consumer sewing market in the United States is lower than has been traditionally the case. Factors accounting for the loss in market share include the disruption caused by the Chapter 11 reorganization and the preceding turmoil, general management inefficiencies, and product quality and placement problems. Singer Sewing has new management in place that has adopted programs to address these issues, strengthening relationships with dealers and mass merchants, strengthening the product line with quality machines with competitive features and attractive prices, and emphasizing cost control.

Brazil
Singer do Brasil Industria e Comercio Ltda. is a 100%-owned subsidiary of Singer. Singer Brazil operates a wholesale sewing machine distribution business in Brazil, with a unit market share of approximately 80%. Sewing products are sold through a network of more than 12,000 independent dealers and more than 75 mass

merchants. Singer Brazil also operates the Company's largest manufacturing facility (see "Manufacturing" below).

In view of their very substantial market share, Singer Brazil is seeking to grow its business by increasing interest in the sewing category, reaching out to younger and more affluent consumers. In addition, they are selectively introducing additional imported consumer and artisan sewing machines that complement the models that are manufactured in Brazil.

Italy

Singer Italia Spa is a majority owned subsidiary of Singer. Singer Italy is in the final stages of a major reorganization, moving from an operation with a large number of retail shops and a wholesale distribution network selling a range of consumer durable products, to an operation that is primarily a wholesaler of sewing products. Upon completion of the reorganization, Singer Italy's distribution network will consist of nine retail shops and more than 600 independent dealers. Singer Italy has approximately a 43% unit market share of the consumer sewing market in Italy.

Turkey

Sinmak Dikis Makinalari Sanayi Anonim Sirket is a 93%-owned subsidiary of Singer. Singer Turkey operates a wholesale sewing machine distribution business in Turkey, with a unit market share of approximately 67%. Sewing products are sold through a network of more than 200 independent dealers. Singer Turkey also operates a small factory which primarily supplies sewing machines for the local market. The current economic crisis in Turkey is having a negative impact on the Turkey operation causing a very significant decline in domestic market sales, although the operation's market share is growing. To mitigate the short- and medium-term impact of the crisis, the Turkey operation is seeking to contain costs, more effectively maintain sales and increase factory utilization through increased exports.

Other

Regions covered by other Sewing Operating Companies include Greater China (China, Hong Kong and Taiwan), East Europe (managed from the Czech Republic) and Scandinavia (managed from Denmark).

Distributors and Licensees

In the rest of the world, Singer distributes its Sewing products through independent distributors. Under the typical distribution arrangement, a distributor is given an exclusive right in a specific territory for "Singer" branded consumer sewing machines, and, in return, is required to purchase his product requirements from Singer. Normally, there are annual purchase targets for the distributor. The Company continually assesses its distribution arrangements and considers replacement of distributors that are not meeting targets. In connection with the Chapter 11 reorganization of Old Singer, a number of unprofitable direct operations were converted to distributorships. Singer estimates that its unit market share, with sales primarily through distributors, is approximately 30% in Western Europe and 17% in Latin America (excluding Brazil and Mexico).

Certain smaller distributors in Africa are serviced through Singer Africa Middle East Ltd., the Company's distribution and trading subsidiary, based in Amman, Jordan. Certain smaller distributors in Latin America are serviced through Singer Americas Trading S.A., the Company's Uruguayan distribution and trading subsidiary. Other distributors in the Americas, Asia and Europe are assisted by the above distribution companies, by adjacent Singer Sewing Operating Companies or by Singer Sourcing Limited, the Company's centralized Sewing sourcing operation.

In connection with the Chapter 11 reorganization, the former wholesale sewing machine distribution operation in Japan is being wound up. The Company has entered into an exclusive, royalty-bearing licensing arrangement with an independent sewing machine manufacturer in Japan, who has been granted a license to manufacture and distribute sewing machines in Japan bearing the "Singer" name.

Singer also has royalty-bearing licensing arrangements with third party distributors covering sewing needles and other sewing notions in the United States and certain other countries.

Manufacturing and Sourcing

The Company's largest manufacturing operation is located in Campinas and Ceara, Brazil, and currently produces approximately 700,000 mechanical, zig-zag consumer sewing machines annually. Approximately, 70% of production is exported, primarily to the United States and Europe. Certain types of sewing machine needles are also manufactured at a facility in Brazil. The Brazil manufacturing operation employs over 1,500 people.

Singer's other major manufacturing facility is located in Shanghai, China, which has an annual production of approximately 80,000 cast iron, mechanical zig-zag and overlock sewing machines. The cast iron machines are exported mainly to Mexico and other developing country markets around the world, while the overlock machines are exported primarily to the United States and Europe. The Company also has small sewing machine factories in Turkey and India, which mainly supply the local market. In some cases where there are local efficiencies or tax or duty incentives, light assembly of certain models of sewing machines and the manufacture of sewing furniture is carried out by the local Retail Operating Companies.

While the Company manufactures a majority of the consumer sewing machines sold through its distribution network, Singer also sources consumer sewing machines meeting its specifications from various independent manufacturers in Asia. The Company also markets a range of artisan sewing machines and a very limited range of relatively simple industrial sewing machines, which are also sourced from third party manufacturers.

This balance of manufacturing and sourcing gives Singer significant flexibility in meeting changing consumer tastes and demand with a relatively small fixed investment. Most sewing machine procurement, from both Singer facilities and from third-party manufacturers, is managed centrally though Singer Sourcing Limited, the Company's sourcing operation administered in Singapore. This operation administers most sales between the Singer factories and Singer Operating Companies, as well as outside distributors, increasing efficiency in the supply chain and allowing the Company to more easily monitor sales trends and adjust for changes in demand.

Background and Formation of the Company

The Reorganization Plan and Related Matters

Singer's operations and the "Singer" trademark were acquired from Old Singer pursuant to a Plan of Reorganization (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced in September 1999. The majority of the operations acquired by Singer under the Reorganization Plan did not, however, commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings.

Under the Reorganization Plan, which became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and substantially all of the Common Shares of the Company (the "Common Shares") were issued to the Singer Creditor Trust to be distributed to the holders of allowed general unsecured claims against Old Singer. With the exception of Mr. Stephen H. Goodman, the Chairman, President and Chief Executive Officer of the Company, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan.

In connection with the effectiveness of the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000. Financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

The report of the Company's independent accountants for the fourth quarter of 2000, includes a "going-concern" qualification. Continuation of the Company's business is dependent on its ability to achieve success in its future operations. In addition, the Company was not in compliance with certain of the covenants under its secured credit facility and had a very substantial working capital deficit.

The Company believes that its Operating Companies have viable core businesses and that it has the potential to meaningfully improve operating and financial performance. The Company has initiated negotiations with its lender for appropriate modifications to certain financial covenants with a view toward achieving future compliance. See "Liquidity and Capital Resources" in Item 5 ("Operating and Financial Review and Prospects") and Item 13 ("Defaults, Dividend Arrearages and Delinquencies").

See also "The Reorganization Plan", "Fresh Start Reporting" and "Management's Plans" in Note 1 ("Business and Organization") and Note 9 ("Long-Term Debt") of the notes to consolidated financial statements included herein. See also Item 9 ("The Offer and Listing - Markets") for information relating to the distribution of the Company's Common Shares to holders of allowed unsecured claims of Old Singer and related matters

Patents, Trademarks and Licenses

The Company owns a number of trademarks for its products, including the "Singer" trademark. The "Singer" trademark (and the value associated with it) is of great importance to the Company. As part of the "Fresh Start Reporting" implemented in connection with the Reorganization Plan, the Company valued the "Singer" trademark at $85 million based on an independent appraisal. The Company uses its trademarks directly, and indirectly through licensees, to identify and promote its products throughout the world. In addition, the Company owns or has licensed a number of patents, which the Company considers adequate for its business. Except for the "Singer" trademark, the Company does not consider any of its trademarks or patents to be material to the Company as a whole. The Company's interest in its trademarks and patents has been pledged to secure a major financing arrangement. See "Nova Scotia Financing Agreement" in Note 9 ("Long-Term Debt") of the notes to consolidated financial statements included herein.

Advertising

During the fourth quarter of 2000, advertising expenditures were approximately $5 million, or approximately 3.8% of total revenues. The Company expects to moderately increase its advertising expenditures. The method of advertising varies from country to country and includes in-store promotions, newspaper and magazine advertisements, television commercials, promotion of sporting events, and promotions on game show programs. The level of local advertising expenditures varies depending on the local market. In addition to its direct advertising expenditures, the Company also supports the local advertising of its dealers and other merchants.

Competition

The Company experiences substantial competition in each of the markets in which it competes. The Singer Retail Operating Companies face competition from major national retailers in selected markets and from small, independent stores and dealers in all markets. The Company believes that the principal basis upon which its Retail Operating Companies compete are: service, including convenient location, availability of credit and after-market support; brand reputation; and product quality, reliability and price. The Company believes it possesses a competitive advantage in certain markets, particularly as compared with small, independent retailers and dealers, in its ability to offer consumer installment credit for the purchase of consumer durables.

In the market for Sewing products, the Company experiences substantial competition, principally in the low and middle market segments from manufacturers in the Far East and in the high-end of the market from manufacturers in Europe and Japan. These manufacturers generally sell to independent dealers and distributors, and in certain markets, through mass merchants, mail-order houses and other forms of mass market distribution. The Company believes that the principal basis upon which it competes in the Sewing market segment are product features, quality, price and brand reputation. The Company believes it competes effectively in its geographic markets with these manufacturers because of its reputation for innovation, quality and reliability, and its well-established distribution network.

Organizational Structure

Singer's significant Operating Companies are as follows:

Name	Country of Incorporation	Ownership Interest (%)
Singer AEE Home Appliances	Greece	100
Singer Africa Middle East Ltd.	British Virgin Islands	100
Singer Americas Trading S.A	Uruguay	100
Singer Bangladesh Limited	Bangladesh	80
Singer do Brasil Industria e Comercio Ltda.	Brazil	100
Singer India Limited	India	51
Singer Italia SpA	Italy	51
Singer Mexicana S.A. de C.V.	Mexico	100
Singer Pakistan Limited	Pakistan	70
Singer Sewing Company	Delaware, USA	83
Singer Sewing Machine Company Limited	Bermuda	100
Singer (Shanghai) Sewing Machine Company Ltd.	China	90
Singer Sourcing Limited	British Virgin Islands	100
Singer (Sri Lanka) Limited	Sri Lanka	81
Singer Thailand Public Company Limited	Thailand	48
Sinmak Dikis Makinalari Sanayi Anonim Sirketi	Turkey	93

Plant, Property and Equipment

Singer and its Operating Companies maintain management offices and manufacturing facilities in the following locations.

Management Offices - Asia, Europe, Africa & Middle East

Dhaka, Bangladesh
Shanghai, China
Prague, Czech Republic
Copenhagen, Denmark
Athens, Greece
New Delhi, India
Milan, Italy
Amman, Jordan
Karachi, Pakistan
Manila, Philippines
Colombo, Sri Lanka
Bangkok, Thailand
Istanbul, Turkey
Ho Chi Minh City, Vietnam

Management Offices - North & Central America, South America

Campinas, Brazil
Kingston, Jamaica
Mexico D.F., Mexico
LaVergne, Tennessee, USA

Manufacturing Facilities

Campinas, Brazil
Ceara, Brazil
Indaiatuba, Brazil
Shanghai, China

The manufacturing facilities listed above represent the principal owned and operated factories of the Company. The three Brazil facilities are currently operating at near optimum output levels; the China facility is operating with substantial excess capacity. In addition, the Company owns or leases warehouse space and various smaller manufacturing or assembly facilities in various countries. A geographic summary of the principal Company owned manufacturing and assembly facilities, including related office, service and warehouse areas utilized by the Company as of the date of filing is as follows:

	Principal Company Owned Facilities	
	Number of Facilities	Floor Space (thousands of square feet)
Americas	2	642
Asia, Europe, Africa & Middle East	31	1,030
	33	1,672

Certain manufacturing properties have been pledged as collateral against the related operations' bank borrowings. The Company's management considers its properties to be well maintained and believes its plant capacity is adequate for its current needs.

Item 5. Operating And Financial Review And Prospects

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements of the Company for the three months ended December 31, 2000 together with the Auditor's Report, and the unaudited consolidated financial statements of the Company for the six months ended June 30, 2001, which appear elsewhere herein. See Item 18 ("Financial Statements"). Additional future-oriented information can also be found in Item 4 ("Information on the Company"). This section contains forward-looking statements that are subject to the "Cautionary Statement Regarding Forward-Looking Statements" appearing elsewhere herein. Risks to the Company are also discussed elsewhere herein, including without limitation in the other sections referred to in the "Cautionary Statement with Respect to Forward-Looking Statements". Financial statements of Old Singer for prior periods are not comparable to post effective date results and have not, therefore, been presented or discussed herein.

Results Of Operations

Three Months Ended December 31, 2000 (Audited)

For the three months ended December 31, 2000, Singer reported consolidated revenues of $128.6 million. Revenues of Singer's 48% owned Thailand Operating Affiliate, which amounted to $21.5 million for the quarter, are not included in this total. The fourth quarter is traditionally the strongest sales quarter overall for the Company's operations.

Gross profit for the period was $50.1 million, representing a gross margin of 39% on sales. Operating income for the period was $7.2 million; EBITDA was $12.3 million. The Company's net income for the quarter was $1.0 million.

The Company's gross margin reflects the inclusion in revenues of the earned carrying charge on consumer credit sales. Earned carrying charges for the quarter were $7.9 million. S&A expense was 32% of revenues reflecting, in part, the Company's highly personalized selling and collecting effort and strong after sales service and support.

Included in operating and net income for the three months is $1.2 million of expense relating to the amortization of intangible assets, primarily the Singer trademark. Effective January 1, 2002, the Company expects to adopt Financial Accounting Standards Board ("FASB") standard SFAS No. 142, "Accounting for Goodwill and Other Intangible Assets", pursuant to which Singer will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expense by approximately $1.2 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Results of operations were adversely impacted for the period by the strengthening of the US dollar against most foreign currencies. As the dollar rises, the reported dollar value of local currency revenues, costs and profits decline, with margins also eroding to the extent that purchases or other costs are fixed in dollars. Partially offsetting this margin erosion is the improvement in earnings at Singer's factories, particularly in Brazil, where the majority of costs are local currency based while the majority of sales are dollar based.

Results of operations were also adversely impacted during the quarter by the Company's tight liquidity, particularly in Mexico where sales and profits were reduced by stock-outs of certain fast moving items during the Christmas selling season. Changes in prices did not have a significant impact on the Company's operations in the period.

The Retail operations accounted for 66% of Singer's revenues in the three-month period and for 68% of operating earnings before corporate expense, including amortization of intangibles, and eliminations (including in this segment and in the total, the revenues from the Company's non-consolidated Operating Affiliate in Thailand). Particularly strong contributors to the results of this segment during the quarter include the Retail businesses in Mexico, Thailand and Sri Lanka, with revenues in the quarter of, $38.5

million, $21.5 million and $12.6 million, respectively, and operating profits in the period of $4.7 million, $2.0 million and $1.5 million, respectively.

The Sewing business accounted for 34% of Singer's revenues in the quarter and for 32% of operating earnings before corporate expense and eliminations. Especially strong contributors to the results of this segment include the Sewing manufacturing and marketing operations in Brazil and the Sewing marketing operations in the United States, with revenues in the quarter of $18.2 million and $18.1 million, respectively, and operating profits in the period of $2.0 million and $1.0 million, respectively.

Interest expense for the three months was $7.6 million, of which $5.9 million represents interest incurred by the Singer Operating Companies, primarily in connection with the financing of working capital, and $1.7 million represents corporate interest expense. An additional $0.7 million in interest expense was incurred by the Company's Operating Affiliate in Thailand.

Equity in earnings from Operating Affiliates totaled $0.4 million for the quarter, the bulk of which relates to the Company's Operating Affiliate in Thailand. Royalty and license income paid by third parties and affiliates for the right to use the Singer name for certain products, services and locations, in selected markets, totaled $0.9 million in the period.

Provision for income taxes amounted to $0.5 million in the quarter. The high tax provision largely reflects the impact of lower effective national tax rates in certain countries with losses and tax losses for which no tax benefit has been received, offset, in part, by the utilization of foreign operating loss carry forwards and lower effective national tax rates in certain countries with earnings.

Dividends on Preferred Shares equal to 4% per annum, calculated on the shares' $20 million liquidation preference, amounted to $0.2 million for the three-month period. This dividend is cumulative and has been accrued but not paid; no dividend may be paid on the Company's Common Shares until all accrued dividends on the Preferred Shares have been paid. An additional amount of $0.1 million for the three-month period has been accrued representing the accretion in the value of the Preferred Shares. The net income applicable to Common Shares was $0.7 million for the quarter.

Six Months Ended June 30, 2001 (Unaudited)

For the six months ended June 30, 2001, Singer reported consolidated revenues of $217.6 million. Singer's non-consolidated Operating Affiliate in Thailand accounted for an additional $46.6 million in sales. Earned carrying charges included in revenues were $16.9 million for the six-month period. The slight decline in revenues in the first two quarters of 2001 as compared with the fourth quarter of 2000 largely reflects seasonal factors.

Gross profit for the first half of 2001 was $84.2 million, representing a gross margin of 39% on sales, the same gross margin percentage as in the fourth quarter of 2000. Operating income for the period was $16.2 million; EBITDA was $27.7 million. The Company's net income for the first six months of 2001 was $4.1 million. Amortization expense for intangible assets, included in operating and net income for the six months, totaled $2.4 million during the period.

Results of operations were hurt during the first half of 2001 by the impact on the local sewing operation of the economic crisis in Turkey, which intensified at year-end 2000. Singer's Turkey operation incurred a loss of $1.9 million in the six-month period on sales of $3.5 million. The Turkey operation currently is implementing programs to rationalize its business to mitigate the short- and medium-term impact of the crisis. The Company has also begun to explore other alternatives to reduce its long-term exposure related to this situation.

Results of operations were also adversely impacted during the period by the continued strengthening of the US dollar. Continuing tight liquidity had limited negative impact on operations during the first half of 2000 because of seasonally reduced working capital needs. Changes in prices did not have a significant impact on the Company's operations during the period.

The Retail operations (including Thailand) accounted for 70% of Singer's revenues in the first half of 2001, and for 59% of Singer's operating earnings before corporate expense, including amortization of intangibles, and eliminations. These represent modest increases from the corresponding shares in the fourth quarter of 2000. Particularly strong contributors to the results of this segment during the period include the Retail businesses in Mexico, Thailand and Sri Lanka, with revenues in the first half of, $58.6 million, $46.6 million and $26.7 million, respectively, and operating profits in the period of $5.3 million, $4.8 million and, $3.1 million, respectively.

The Sewing business accounted for 30% of Singer's revenues in the first half of 2001 and for 41% of operating earnings before corporate expense and eliminations. An especially strong contributor to the results of this segment were the Sewing manufacturing and marketing operations in Brazil with revenues for the period of $32.1 million and an operating profit of $5.0 million.

Interest expense for the six months was $14.3 million, representing a modest decline from the running rate in the fourth quarter of 2000, largely reflecting a drop in outstanding borrowings. Interest expense incurred by the Operating Companies during the period totaled $11.2 million, while corporate interest expense in the period was $3.1 million; interest expense for the period in the Company's non-consolidated Operating Affiliate in Thailand was $1.2 million.

Equity in earnings from Operating Affiliates, primarily the Company's Operating Affiliate in Thailand, totaled $1.4 million during the first half of 2001. Royalty and license income totaled $2.7 million in the period. Other income net equaled $1.9 million in the first six months, including; $0.6 million in exchange gains, $0.5 million in income resulting from the settlement of a legal claim, $0.4 million in income from fees for services charged to liquidating entities, and $0.2 million in income from the settlement of an insurance claim. All of the categories of other income improved from their running rates in the fourth quarter of 2000 reflecting improved operating performance in Thailand, the introduction of several important new licensing arrangements and increased other income.

Provision for income taxes amounted to $3.5 million in the first half of 2001. The most significant factor accounting for this relatively high tax provision was tax losses for which no tax benefit has been recorded, most notably in Turkey. Dividends and accretion on Preferred Shares amounted to $0.6 million for the six-month period; the dividend has been accrued but not paid. Net income applicable to Common Shares was $3.5 million for the period.

Liquidity And Capital Resources

Three Months Ended December 31, 2000 (Audited)

For the three months ended December 31, 2000 Singer had a net cash outflow from operations of $2.4 million, as the positive contribution from earnings and from depreciation and amortization of $4.2 million was more than offset by a substantial increase in net working capital, reflecting, largely, a normal year end build up in accounts receivable. For the three months, accounts receivables increased $9.8 million and inventory increased $1.9 million. In the period, accounts payable increased $4.5 million and prepaid expenses declined $1.9 million. Capital expenditures in the period were $1.7 million. The resulting net outflow, in turn, was financed by a draw down in cash and by the proceeds of $3.2 million from the sale of certain assets.

As of December 31, 2000, Singer had a net working capital deficit of $54.5 million. Current assets, primarily accounts receivables and inventories totaled $238.9 million, while current liabilities, including notes and loans payable, accounts payable and accrued liabilities totaled $293.4 million. The deficit arises, in part, from the reclassification as short term of $67.5 million in long term amounts due under financing arrangements where the Company or a subsidiary of the Company was in breach of certain financial covenants. Absent this reclassification, the Company would have had a net positive working capital balance of $13.0 million as of December 31, 2000.

The financing agreement entered into between the Company and the Bank of Nova Scotia, and the financing agreement entered into between the Singer Sewing Company, a U.S. subsidiary of the Company, and certain lenders with the Bank of Nova Scotia as Agent, each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively. Under the more restrictive of these requirements, the borrower under each Agreement must observe certain specified financial covenants including minimum quarterly EBITDA. As of December 31, 2000, the Company and the Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions.

As of December 31, 2000, Singer's liquidity position was extremely tight. The Company's available short-term lines of credit and corresponding amounts utilized at December 31, 2000, as reflected in the Company's balance sheet, are indicated below:

(000's)	**Available Line**	**Utilized**
Netherlands Antilles	$ 55,000	$ 55,000
United States	35,000	30,000
Brazil	13,239	13,239
Sri Lanka	23,209	11,548
India	9,682	8,822
Pakistan	5,902	4,316
Greece	3,620	3,583
Italy	4,112	2,488
Other	23,282	14,771
Total	$ 173,046	$143,767

While the above table indicates $29.3 million in available facilities, the Company was fully drawn under its corporate facility (Netherlands Antilles), the Brazil facility and a very small Mexico facility, and was close to fully drawn under its facilities in the United States, India and Greece. While significant facilities remain unutilized in certain locations these facilities are not generally available to provide liquidity in other locations.

The Company believes that its Operating Companies have viable core businesses and that the Company has the potential to meaningfully improve operating and financial performance in 2001 and beyond and to achieve its minimum-operating plan. The Company's plans include efforts over the next six to twelve months both to arrange for additional financing facilities, most notably in Mexico, and to negotiate, appropriate modifications to its credit agreement with the Bank of Nova Scotia, including modifications necessary to better align the required amortization schedule with the Company's projected cash flow and for the Company to be in compliance with its financial covenants. In the event that the Company is unable to negotiate appropriate modifications, then the Bank of Nova Scotia would have the right to accelerate the maturity of its indebtedness and enforce its security interest.

In connection with the effectiveness of the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324.0 million), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $501.7 million as of September 30, 2000.

The Company allocated $85.0 million of the reorganization value to the Singer brand name based on an independent appraisal. The Singer brand name is being amortized over 40 years at the rate of $0.5 million per quarter. The portion of the reorganization value which cannot be attributed to specific tangible or identifiable intangible assets of the reorganized Company, $54.0 million, has been reported as "Reorganization value in excess of amounts allocable to identifiable assets." This intangible asset is being amortized using the straight-line method over 20 years at the rate of $0.7 million per quarter. Effective January 1, 2002, following Singer's anticipated adoption of SFAS No. 142, the Company will no longer amortize the value of the trademark and most other intangible assets, reducing amortization expenses by approximately $1.2 million per quarter, subject, however, to any periodic adjustments which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value.

Six Months Ended June 30, 2001 (Unaudited)

For the six months ended June 30, 2001, Singer had a net cash inflow from operations of $10.4 million as the positive contribution from earnings and from depreciation and amortization of $9.9 million was supplemented by a decline in net working capital, reflecting a run-off in seasonally high, year-end accounts receivables, off set, in part, by an increase in inventories. For the six months, accounts receivables declined $8.1 million while inventories rose $4.6 million. In the period, accounts payable declined $1.9 million and prepaid expenses increased $0.4 million. Capital expenditures in this period were $1.8 million. The resulting net inflow was used to reduce borrowings by $2.8 million and to increase cash balances.

As of June 30, 2001, Singer had a net working capital deficit of $24.9 million. Current assets, primarily accounts receivables and inventories, totaled $230.5 million, while current liabilities, including notes and loan payables, accounts payables and accrued liabilities totaled $255.4 million. The deficit arose, in part, from the reclassification as short term of $45.0 million in long-term amounts due under financing arrangements where the Company was in breach of certain financial covenants. Absent the reclassification, Singer would have had a net positive working capital balance as of June 30, 2001 of $20.1 million. Reflecting an amendment, dated July 31, 2001, to the credit agreement between the Singer Sewing Company and certain lenders with the Bank of Nova Scotia as Agent, which brought the Singer Sewing Company into compliance with all financial covenants under that agreement, $22.5 million in debt reclassified as short term as of December 31, 2000 was reclassified as long term as of June 30, 2001.

Singer's liquidity position remains tight as of June 30, 2001 but less so than at year end 2000, reflecting a seasonal decline in working capital requirements and a modest increase in availability in some locations where liquidity had been a constraint on operations, particularly Brazil and Mexico. Singer anticipates some tightening in liquidity as seasonal factors again boost working capital requirements towards year end.

After giving consideration to the July 31, 2001 revisions to the Singer Sewing Company credit agreement described above, the Company would substantially have been in compliance with all of the covenants and restrictions contained in the financing agreement entered into between Singer and the Bank of Nova Scotia as of July 30, 2001, other than the fact that it had not yet received a waiver for earlier breaches in certain of the covenants. Singer is also required, under the terms of the agreement, to reduce the outstanding balance of the facility to $45.0 million by December 31, 2001. In the event that the Company is unable to achieve this reduction as scheduled or negotiate appropriate modifications to the agreement, including a waiver of past breaches, the bank would have the right to accelerate the maturity of the indebtedness and enforce its security interest. The Company is currently negotiating for appropriate modifications in the repayment schedule and other terms of the agreement with a view to assuring future compliance, however, there is no assurance that these negotiations will be successfully concluded.

Improvement in the Company's liquidity is dependent on a number of factors, including achievement of improved operating and financial performance, working capital efficiencies, and the ultimate realization of significant, one-time items, some of which are not within the Company's control.

Research and Development

Research and development expenses are incurred largely at Singer's manufacturing facilities in Brazil. The amount spent on research and development in the three-month period ended December 31, 2000 and in the six-month period ended June 30, 2001 was not material. The Company is able to offer competitive, state-of-the-art computer machines and full-featured, mechanical machines by working closely with third-party manufacturers who supply the Company with product.

Environment

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material, adverse impact on the Company's financial position, results of operation or liquidity. The amount spent on environmental and pollution matters was not material in the three-month period ending December 31, 2000 and in the six-month period ending June 30, 2001.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Statement requires the recognition of all derivatives as either assets or liabilities in the balance sheet and the measurement of those instruments at fair value; this pronouncement is effective for fiscal years beginning after June 1999. The Company's exposure to derivative instruments are limited and, accordingly, the Company believes the impact of this statement will not have a significant effect on the consolidated financial statements of the Company.

In June 2001, the FASB issued SFAS No. 141, "Accounting for Business Combinations", and No. 142, "Accounting for Goodwill and Other Intangible Assets", effective for fiscal years beginning after December 15, 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. Under the provisions of SFAS No. 142, intangible assets with indefinite lives and goodwill will no longer be amortized but will be subject to at least an annual impairment test. Intangible assets with limited lives will continue to be amortized over their useful lives.

The Company expects to adopt SFAS No. 141 and SFAS No. 142 as of January 1, 2002. The adoption of SFAS No. 141 is not expected to impact the consolidated financial statements of the Company. Existing goodwill and intangible assets will continue to be amortized through the remainder of 2001. The adoption of SFAS No. 142 is expected to reduce amortization expense by approximately $1.2 million per quarter, subject, however, to any periodic adjustment which may be appropriate to assure that the book value of the Company's intangible assets reflect their fair value. The Company has not yet determined the impact, if any, of the impairment provisions of SFAS No. 142.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

The following table sets forth certain information regarding the officers and directors of the Company as of the date of this Report:

Name	Age	Position
Stephen H. Goodman	57	Chairman of the Board, President and Chief Executive Officer; Director
Phillip Watson	61	Executive Vice President, General Counsel and Secretary
James P. Kelly	53	Vice President, East Asia
Rainer Moser	57	Vice President, Europe
Fernando A. Monfort	46	Vice President, Marketing
Thomas W. Noering	59	Vice President, Americas
Kamal Shah	60	Vice President, West Asia
Robert S. Turnbull	55	Vice President, Manufacturing
John P. Cannon	38	Vice President; Treasurer
James Davidson	56	Controller, Chief Accounting Officer
Paul Chin	42	Assistant Controller
John Nashmi	34	Assistant Controller
Antonio Costa	59	Director
Alex Johnston	37	Director
Stewart M. Kasen	62	Director
William C. Langley	62	Director
Malcolm J. Matthews	60	Director

Saroj K. Poddar	55	Director
Joseph A. Pollicino...................................	61	Director
Ian A. Skeggs	52	Director

Stephen H. Goodman. Mr. Goodman was appointed Chairman, President and Chief Executive Officer of Singer N.V. and a Director effective September 2000. From the beginning of 1998 through that date, he was President and Chief Executive Officer and a Director of Old Singer. Prior to joining Old Singer, Mr. Goodman was a Managing Director of Bankers Trust Company. Mr. Goodman is also a Director of Emerson Radio Corp.

Phillip Watson. Mr. Watson was appointed to his present position with Singer N.V. effective September 2000. From September 1999 to such date he was General Counsel of Old Singer. Before that, Mr. Watson was Group Counsel for the Akai Group, which held a controlling interest in Old Singer.

James P. Kelly. Mr. Kelly was appointed to his present position with Singer N.V effective September 2000. From May 1999 to such date, he was Vice President of Old Singer, responsible for specific markets in Asia. Prior to joining Old Singer, Mr. Kelly had been associated with Inchcape plc, most recently as Regional Director, Southeast Asia.

Rainer Moser. Mr. Moser was appointed to his present position with Singer N.V effective October 2000. Prior to joining Singer, Mr. Moser had been associated with Pfaff, the German sewing machine manufacturer and a subsidiary of Old Singer which filed for bankruptcy in September 1999, most recently as Vice President Consumer Sewing.

Fernando A. Monfort. Mr. Monfort was appointed to his present position with Singer N.V. effective August 2001. Prior to joining Singer, Mr. Monfort had been associated with Display Technologies where he served as Managing Director, International. Prior to that, he was employed in a number of senior international marketing and general management positions by Avon Products and Premark International.

Thomas W. Noering. Mr. Noering was appointed to his present position with Singer N.V effective September 2000. He was elected President of the Singer Sewing Company (the Company's U.S. subsidiary) in September 1999 and became Vice President of Old Singer, responsible for the Americas, in August 2000. Mr. Noering joined Old Singer as a Marketing and Sales Consultant in July 1999. Prior to joining Old Singer he was the Director for Marketing and Sales of Timex International.

Kamal Shah. Mr. Shah was appointed to his present position with Singer N.V effective September 2000. Prior to that time he was Vice President of Old Singer, responsible for specific markets in Africa, Australia, Asia and the Middle East.

Robert S. Turnbull. Mr. Turnbull was appointed to his present position with Singer N.V effective September 2000. Prior to that time he was Vice President of Old Singer, responsible for Manufacturing worldwide.

John P. Cannon. Mr. Cannon was appointed to his present position with Singer N.V. effective October 2000. Prior to that time, Mr. Cannon held a number of positions with Bankers Trust Company and J.P. Morgan in the United States and Asia, with experience in derivatives/risk management, debt restructuring, asset finance, corporate finance and mergers and acquisitions.

James Davidson. Mr. Davidson was appointed to his present position with Singer N.V effective September 2000. From September 1999 to that date he was Controller of Old Singer. Prior to September 1999, Mr. Davidson held a number of positions in the Corporate office of Old Singer.

Paul Chin. Mr. Chin was appointed to his present position with Singer N.V effective September 2000. From September 1999 to that date he was Assistant Controller of Old Singer. Prior to September 1999, Mr. Chin held a number of positions in the Controller's office of Old Singer.

John Nashmi. Mr. Nashmi was appointed to his present position with Singer N.V. effective August 2001. Prior to joining Singer, Mr. Nashmi held financial positions in various companies, most recently as Chief Financial Officer of Hitcom Corporation, a U.S. public company.

Antonio Costa. Mr. Costa is currently the President and a Director of Singer Produtos Electricos S.A. and an Officer and Director of its various affiliated companies. Singer Produtos and certain of its affiliates, which operate a consumer products distribution business in Portugal and Spain, were acquired from Old Singer in September 2000 by a Portuguese investor group in which Mr. Costa holds a minority equity interest. Prior to the acquisition, Mr. Costa was Vice President, Europe, of Old Singer and was an Officer and Director of various Singer companies in Europe. Mr. Costa was appointed a Director of the Company in August 2001.

Alex Johnston. Mr. Johnston is currently a Director of Freud Consultants, and co-investor and Executive Director of Freud Networks, a venture capital offshoot of Freud Consultants, a company he has been affiliated with since 1988. Mr. Johnston has held numerous positions with Freud Consultants, including Executive in New Business Planning consultancy and Creative/New Business Director. Mr. Johnston was appointed a Director of the Company in September 2000.

Stewart M. Kasen. Mr. Kasen is the retired Chairman, President and Chief Executive of Factory Card Outlet Corp. Mr. Kasen also has served as the President and Chief Executive Officer of Best Products, Co., Inc., Emporium-Capwell, and Thalhimers. Currently, Mr. Kasen serves on the following boards: Markel Corp., K2 Inc., Gordmans, and Department 56. Mr. Kasen was appointed a Director of the Company in September 2000.

William C. Langley. Mr. Langley was employed by the Chase Manhattan Corporation from 1961 through 1996, serving as Chief Credit and Risk Policy Officer from 1990 to 1996. Since his retirement, Mr. Langley has served as a Director of Seven-Up Bottling Company of Southern California and Morrison Knudsen Corporation and has completed various consulting assignments. He is currently a Director of Chase Preferred Capital Corporation and Imperial Home Decor Group. Mr. Langley was appointed a Director of the Company in September 2000.

Malcolm J. Matthews. Mr. Matthews is currently a member of the Board of Directors and a consultant to TAL Apparel Ltd., a multi-national garment manufacturer. Mr. Matthews served as a consultant to Singer during late 1999 and early 2000, managing the program to identify new third-party suppliers of sewing machines. He is the former Managing Directory/Chief Executive Officer of the Hong Kong & China Gas Company, a Hong Kong public utility. Mr. Matthews has also been deputy Chairman of the Federation of Hong Kong Industries and President of the Hong Kong Institution of Engineers. Mr. Matthews was appointed a Director of the Company in September 2000.

Saroj K. Poddar. Mr. Poddar currently serves as the non-executive Chairman of Singer India Limited, an Indian public company in which Singer owns 51% of the equity. Mr. Poddar also currently serves as Chairman of the Board of Poddar Heritage Enterprises, Gillette India Limited (a joint venture between the

Gillette Co. of U.S.A. and Poddar Heritage Enterprises), Alstom Limited, Simon India Limited and as Vice Chairman of Texmaco Limited. He is also a member of the Board of Directors of certain affiliates of Poddar Heritage, Gillette and Alstom, as well as a member of the Board of Chambal Fertilisers & Chemicals Ltd., Essar Shipping Limited, Rosenbluth Lionel India Ltd., Zuari Industries Limited, Zuari Cement Limited, Indo Moroc Phosphore S.A. Morocco, Coltrane Corporation Limited, Calcutta Tramways Co. Ltd., Globalware Holding Limited, and Planon Group Limited. Mr. Poddar was appointed a Director of Singer N.V. in September 2000.

Joseph A. Pollicino. Prior to Mr. Pollicino's retirement, he served as a Director of CIT since August 1986 and Vice Chairman of its Board of Directors and Chief Risk Officer since December 1989. Prior to December 1989, Mr. Pollicino held a number of executive positions at CIT and at Manufacturers Hanover Corporation, where he had been employed since 1957. Mr. Pollicino was appointed a Director of the Company in September 2000.

Ian A. Skeggs. Mr. Skeggs is currently a member of the Board of Directors of Global Development Four Ltd., a transport and logistics company, and of Natter Ltd., and serves as Chief Executive Officer of Changjiang Consulting Co., a private investment company. Mr. Skeggs has served as a Director of Inchcape Pacific, Inchroy Credit Corporation and Inchcape Marketing, and as Vice Chairman of the Motor Transport Company of Guangdong & Hong Kong Ltd. and Vice Chairman of Nanjing Hongkong Changjiang Co. Ltd. In positions at Inchcape Motors International, Mr. Skeggs has served as Regional Director, Middle East & Asia Pacific, Chief Executive for Inchcape Motors Hong Kong and Chief Executive for Mazda Hong Kong. Mr. Skeggs was appointed a Director of the Company in September 2000.

Compensation

An aggregate of approximately $1.0 million in compensation, including salary and bonus, was paid by the Company to all of its directors and senior management as a group (18 persons) in the three months ended December 31, 2000. Such amount does not include amounts expended by the Company for automobiles made available to senior management or expenses (including business travel, professional and business association dues and expenses) reimbursed to directors and senior management.

The Company has adopted a short-term bonus plan for 2001 (the "2001 Incentive Plan") which provides for cash awards to be paid in 2002 to selected employees, with the amount of such awards being based on the performance of such employee's business unit or the Company's overall performance, subject to increase if one or two specific objectives are achieved. An employee's award is based on that employee's base salary. Employees eligible to participate in the Incentive Plan include corporate officers (other than the Company's President and Chief Executive Officer), general managers of business units, and key managers. The 2001 Incentive Plan, which provides for awards ranging up to 100% of base salary for significant over-Plan achievement, was approved by the independent members of the Compensation Committee of the Board of Directors. Payments under a somewhat similar plan adopted by Old Singer, with potential awards ranging from up to 60% of such base salary, were assumed and paid by the Company pursuant to the Reorganization Plan.

The bonus for the Company's President and Chief Executive Officer is determined pursuant to a formula tied to Singer's net income. The formula is set out in Mr. Goodman's employment agreement which was negotiated and approved by the Creditors' Committee of Old Singer.

The Company does not have a pension plan. Singer maintains a 401(k) profit sharing plan for eligible U.S. employees. The principal features of the plan permit eligible employees to contribute their own monies on a pre-tax basis up to 15% of base salary in accordance with section 401(k) of the Internal Revenue Code. For the three months ended December 31, 2000, and for the year 2001, the Company provides a voluntary employer contribution of 3% of the employees' base salary and a non-elective employer contribution of 4%. In the three months ended December 31, 2000, the Company paid $0.1 million in respect of such employer contributions.

Board Practices

All but one of the members of the Board of Directors of the Company were appointed at the time of the effectiveness of the Reorganization Plan in September 2000. The full Board is composed of nine directors, consisting of two Class I directors, five Class II directors and two Class III directors. Class I directors are to serve until the first shareholders meeting held after the first anniversary of the effective date, Class II until the first shareholders meeting after the second anniversary and Class III until the first shareholders meeting after the third anniversary. Thereafter, and subject to the right of the Company to amend its articles and bylaws and subject to election by shareholder vote, directors will serve three year terms, regardless of Class. Two of the Class I directors, three of the Class II directors and one of the Class III directors were appointed by the Creditors' Committee of Old Singer in accordance with the Reorganization Plan. The remaining two Class II directors were appointed by Mr. Goodman and Mr. Goodman was appointed as the second Class III director. One of the Class II directors originally appointed by Mr. Goodman resigned due to newly assumed personal responsibilities, and Mr. Costa was appointed as his replacement in August 2001.

None of the current directors, other than Mr. Goodman, is an officer of the Company. The Company does not have directors' service agreements.

Messrs. Langley (Chairman), Pollicino and Kasen are members of the Audit Committee of the Board of Directors, which is authorized to act on behalf of the Board in respect of matters relating to selection of auditors and audit and accounting matters. Messrs. Matthews (Chairman), Goodman and Skeggs are members of the Compensation Committee of the Board, which is authorized to act on behalf of the Board in respect of matters relating to compensation and benefits. Messrs. Goodman (Chairman), Kasen and Pollicino are members of the Executive Committee of the Board of Directors, which is authorized to act on behalf of the Board when the Board is not in session, subject to certain limitations specified in the Company's articles of incorporation. Messrs Poddar (Chairman), Costa, Johnston, Matthews and Skeggs are members of the Strategy Committee of the Board of Directors, which is authorized to explore new products and business strategy for the Company.

Employees

As at December 31, 2000 the Company and its Operating Companies had approximately 17,483 employees. Approximately 14,800 were employed in Retail and approximately 2,600 in Sewing.

The employees by geographic location within Retail and Sewing are as shown in the following table:

	Americas	Asia, Europe, Africa & Middle East	Total Company
Retail	2,931	11,875	14,806
Sewing	1,853	789	2,642
Corporate	35	-	35
Total	4,819	12,664	17,483

In Brazil where the Company's principal manufacturing facility is located, over 1,500 employees of the local operation are covered by an industry wide union contract which is re-negotiated on an annual basis. There were no work stoppages in Brazil during the period covered by this report.

The Company does not anticipate any significant changes in the number of employees in the near future.

Share Ownership

As of August 15, 2001, the total number of Common Shares of the Company beneficially owned by the persons listed above under "Directors and Senior Management" was 364,591, representing approximately 4.3% of the class. Such persons have been granted options to purchase a total of 485,527 Common Shares, representing approximately 6.9% of the enlarged class of Common Shares (including shares already owned and assuming exercise of all options granted). Approximately one half of such options have an option exercise price of $10.34 per share and become vested and exercisable on September 14, 2001, and shares covered by these options are included in the above 4.3% beneficial ownership number. The remainder of such options have an exercise price of $10.84 per share and become vested and exercisable on September 14, 2002. The term of such options is up to ten years from the date of grant, September 14, 2000. See Item 10 ("Additional Information - Share Capital").

To the knowledge of the Company, none of the persons listed above beneficially owns more than one percent of the Company's Common Shares, other than Stephen H. Goodman who beneficially owns 266,154 shares representing approximately 3.1% of the enlarged class of Common Shares (assuming exercise of all options granted which become exercisable on September 14, 2001). Mr. Goodman has been granted options, on the terms described above, to purchase 329,263 Common Shares. The above 266,154 beneficial ownership number includes 164,631 Common Shares covered by options which are exercisable on September 14, 2001.

The above figures do not include any Common Shares which might be received by any such persons in connection with the distribution of Common Shares to holders of allowed unsecured claims against Old Singer.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

Under the terms of the Reorganization Plan, holders of allowed general unsecured claims against Old Singer will receive substantially all of the Common Shares of the Company. It is anticipated that the initial share distribution will take place in September or October 2001. See Item 4 ("Information on the Company - Background and Formation of the Company").

Pursuant to the terms of the Reorganization Plan, the Company issued to the United States Pension Benefit Guaranty Corporation ("PBGC"), forty shares of Series A Convertible Preferred Stock ("Preferred A") with a liquidation preference of $500,000 per share. Each Preferred A share may be converted into Common Shares, in whole or in part, at the option of the holder at any time at $12.00 per share. If the Preferred A shares were to be fully converted by the PBGC, they would convert into 1,666,666 Common Shares of the Company representing approximately 17% of the estimated number of Common Shares outstanding after conversion, and, when taken together with the Common Shares which it is estimated that the PBGC would receive as a result of the distributions under the Reorganization Plan, would represent approximately 23% of the Common Shares outstanding after conversion. See Note 10 ("Pension Plans") of the notes to consolidated financial statements included herein.

Certain subsidiaries of the Company hold allowed general unsecured claims against Old Singer. As a result, upon completion of the distribution of the Common Shares and the liquidation of certain of such subsidiaries, it is estimated that the Company will be the beneficial owner of approximately 1,787,000 Common Shares representing approximately 22% of the outstanding Class. See Item 10 ("Additional Information - Share Capital").

There are no differences in voting rights among holders of the Common Shares.

The Company does not have sufficient data at this time to accurately estimate the portion of outstanding Common Shares which will be held in the United States or the number of record holders in the United States following completion of the distribution of the Common Shares.

To the present knowledge of the Company, upon completion of the distribution of the Common Shares, it will not be directly owned or controlled by any other corporation, by any government or by any other natural or legal person, severally or jointly. The Company is not aware of any arrangements, the operation of which at a subsequent date, would result in a change of control of the Company.

Related Party Transactions

In the ordinary course of business the Company and various of the Operating Companies, including Operating Affiliates, engage in various transactions, including financing and licensing transactions and transactions involving the purchase and sale of product. See Note 5 ("Operating Affiliates") of the notes to consolidated financial statements included herein regarding investments in and transactions with Operating Affiliates.

Item 8. Financial Information

Consolidated Statements and Other Financial Information

Legal Proceedings

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in managements' opinion, any such liability will not have a material adverse effect on the financial position, results of operation or liquidity of the Company.

Dividend Policy

The Company has never declared or paid any dividends on its shares and does not anticipate paying any cash dividends in the foreseeable future. Singer currently intends to retain future earnings to finance operations, repay outstanding obligations and finance future growth. Singer's ability to declare or pay cash dividends, if any, will be dependent upon the ability of the Company's subsidiaries to declare and pay dividends or otherwise transfer funds to Corporate Headquarters. The Company's financing agreement with the Bank of Nova Scotia limits the Company's ability to pay dividends. The Company's Series A Convertible Preferred

Stock provides for cumulative dividends, and no dividends on the Company's Common Shares may be paid until all past due and current cumulative dividends on such Preferred Stock have been paid.

Significant Changes

No significant change has occurred since the date of the latest interim consolidated financial statements included in this report.

Item 9. The Offer and Listing

Markets

The initial distribution of the Company's Common Shares to holders of allowed unsecured claims of Old Singer has not yet occurred and, accordingly, there has been no trading in such shares. The Company presently anticipates that the initial distribution of the Company's Common Shares to holders of allowed unsecured claims of Old Singer will take place in September or October 2001. It is not anticipated that the Company's Common Shares will be listed on any U.S. or overseas securities exchange, the NASDAQ National Market System, the NASDAQ Small Cap Market, the OTC Bulletin Board or a similar trading system in the near future. The Company's current intention is to encourage one or more brokerage firms to make a market for the newly distributed Common Shares through the "Pink Sheets" quotation service. It is anticipated that, brokers, upon the filing of a form with the NASD and obtaining approval from the NASD, should be able to trade Singer's Common Shares using the "Pink Sheets" quotation service as long as the Company is current in submitting to the SEC the materials that it makes available to its shareholders or is required to file under its own country jurisdiction. The Company's objective is for the Common Shares to be quoted using the "Pink Sheets" service at the time of, or shortly after the initial distribution of the Common Shares; however, no assurances can be given as to approval by the NASD of the Common Shares for quotation on the "Pink Sheets" system or the timing of the commencement of any related trading. If the Common Shares are not traded, shareholders seeking to sell or buy shares will only be able to do so with considerable difficulty and at prices that may not reflect the shares' theoretical inherent value. Should quotations on the "Pink Sheets" service be instituted, there is no assurance that there will be adequate liquidity or that there will not be wide swings in prices and significant differences between "bid" and "asked" prices, which would continue to make trading difficult and could cause prices for the Company's shares to deviate substantially from their theoretical inherent value.

Item 10. Additional Information

Share Capital

The following chart summarizes the Company's share capital:

Class	Shares Authorized	Shares Issued and Fully-Paid	Shares Issued but not Fully-Paid	Par Value per Share	Change in number of Shares Outstanding
Preferred Shares					
Series A	40	40	0	$0.01	None
Other Preferred	999,960	0	0	$0.01	None
Common Shares	20,000,000	8,121,828	0	$0.01	None

It is estimated that approximately 2,347,000 Common Shares will initially be held by subsidiaries of the Company (including certain subsidiaries which will be liquidated), representing approximately 29% of the Common Shares outstanding. This represents a book value of approximately $23,516,940, based on the book value of $10.02 per share as of December 31, 2000. Following the liquidation of those subsidiaries that are liquidating and the distribution of the Common Shares to their outside creditors, it is anticipated that upon completion of the liquidations, the Company and its subsidiaries will own approximately 1,787,000 Common Shares, representing approximately 22% of the outstanding class. This represents a book value of approximately $17,905,740, also based on a book value of $10.02 per share. All of the Company's shares were issued in connection with the effectiveness of the Reorganization Plan of Old Singer

The Company has a Management Stock Option Plan which provides for the issuance of a maximum of 800,000 common shares to key employees, consultants and advisors of the Company and its subsidiaries. As provided in the Reorganization Plan, options for 658,527 shares were granted (the "Initial Grant") on the effective date of the Reorganization Plan, September 14, 2000. Other than the Initial Grants, all options are granted at no less than 100% of fair market value at the dates of grant. Options granted vest at various dates as determined at the time of grant by the Company's Board of Directors as administrator of the Plan, and may be for a term of up to ten years from the date of grant. Approximately one half of the options covered by the Initial Grant have an option exercise price of $10.34 per share and become vested and exercisable on September 14, 2001. The remainder of the options covered by the Initial Grant have an exercise price of $10.84 per share and become vested and exercisable on September 14, 2002. No options were exercised or forfeited during 2000. Common shares available for future grant under the Plan at December 31, 2000 were 141,473. See Note 14 ("Stock Option Plan") of the notes to consolidated financial statements included herein.

Memorandum and Articles of Association

Registration; Objects of the Company

The Company is a corporation registered with the Curaçao Chamber of Commerce Commercial Register in Willemstad, Curaçao, the Netherlands Antilles under number 83676.

According to the current amended and restated articles of incorporation of the Company (the "Articles"), the objects of the Company read as follows:

(a) to manufacture, buy, sell and use consumer and other products, including but not limited to sewing products, and equipment, parts and accessories therefore throughout the world and to engage in any business related thereto;
(b) to manufacture, buy, sell and use any and all products made from wood, metal, plastic or other material or materials or combinations thereof and to engage in manufacturing generally;
(c) to enter into and carry on any mercantile business in any country and to receive by assignment or purchase or to otherwise acquire any accounts receivable, bank accounts, securities, bills of exchange, notes, bonds, letters of credit, stocks or other instruments of value or documents of title in any country and to collect and hold the proceeds thereof;
(d) to undertake, conduct, assist, promote or engage in any research and development;
(e) to organize and to own, directly or indirectly, and to operate, under the laws of any state or other government, domestic or foreign, corporations and other organizations; to subscribe for any securities issued or to be issued by any such corporation or organization; and to dissolve, liquidate, wind or, organize, merge or consolidate any such corporation of organization;

(f) to invest its assets in securities, including shares and other certificates of participation and bonds, as well as other claims for interest bearing debts, however denominated, and in any and all forms, the borrowing of money and the issuance of evidences of indebtedness therefore, as well as the lending of money;
(g) to acquire considerations paid for technical assistance;
(h) to invest its assets directly or indirectly in real property, to acquire, own, hire, let, lese, rent, divide, drain, reclaim, develop, improve, cultivate, build on, sell or otherwise alienate, mortgage or otherwise encumber real property and to construct infrastructure work, like roads, pipes and similar works on real estate;
(i) to obtain income from the disposition or grant of rights to use copyrights, patents, designs, secret processes and formulae, trademarks and other analogous property, from royalties (including rentals) for the use of industrial, commercial of scientific equipment, and from compensation or other consideration received for technical assistance or services;
(j) to establish, participate in and manage limited liability and other companies or other undertakings of every kind or nature whatsoever, and to engage in industry and trade;
(k) to guarantee or otherwise secure, and to transfer in ownership, to mortgage, to pledge or otherwise to encumber assets as security for the obligations of the Company and for the obligations of third parties, with or without consideration;
(l) to borrow moneys upon the issuance of its bonds, debentures, notes or other obligations and to give security therefore;
(m) to place in trust all or any of its properties, including securities; and
(n) to do all that may be useful or necessary for the attainment of the above purposes or that is connected therewith in the widest sense, including the participation in and the management of any other venture or corporation.

Special Director's Powers/Qualification as Director

The Articles do not contain any provisions regarding (a) a director's power to vote on a proposal, arrangement or contract in which the director is materially interested, (b) a director's power, in absence of an independent quorum, to vote compensation to themselves or any member of the Board of Directors ("Board") of the Company, (c) borrowing powers exercisable by the directors, and (d) retirement or non-retirement of directors under an age limit requirement.

Under Netherlands Antilles corporate law and the Articles, a director of the Company is not required to hold any shares in the capital of the Company in order to qualify as a director of the Company.

Shares and the Rights, Preferences and Restrictions Attached to Them

The Company's share capital is divided into Common Shares and Preferred Shares. The Preferred Shares may be issued from time to time in one or more series on such terms and conditions a may be determined by the Board. The Preferred Shares rank prior to the Common Shares with respect to dividends. The annual dividend rate on a series of Preferred Shares, which shall be based on the consideration paid on issuance of such shares and which may be a fixed rate or a rate that fluctuates on dividend adjustment dates set under a formula or procedure, is to be determined by the Board prior to issuance of such series. The Board shall also specify whether such dividends be payable annually or in instalments. Preferred Shares shall also rank prior to the Common Shares with respect to liquidation preferences. Any series of Preferred Shares may be ranked by the Board as to dividend and liquidation preferences, provided that no series issued after any other series shall rank prior to such other series as to such preferences. Any such series may be ranked pari passu with any one or more other series as the Board may so determine. The balance of dividends declared by the Board remaining after a distribution of the dividends to the holders of the Preferred Shares shall be allocated to the account of the holders of Common Shares. All dividends are subject to declaration by the Board and only out of profits available therefor. The Articles do not state any time limit after which dividend entitlement will lapse.

Under the Articles each holder of Common Shares and each holder of Preferred Shares shall be entitled to one vote for each Common Share or Preferred Share held. The members of the Board are appointed by the general meeting of shareholders (the "*Shareholders Meeting*") by a plurality of votes cast by the shareholders entitled to vote. Directors may be removed or suspended at any time by the Shareholders Meeting. See Item 6 ("Directors, Senior Management and Employees - Board Practices") with respect to information relating to the Classes of directors and the terms for which each Class initially serves.

According to the Articles, upon liquidation of the Company the holders of shares of any series of Preferred Shares shall be entitled to receive, before any distribution is made to the holders of any other series of Preferred Shares ranking junior to such series as to liquidation preference, and before any distribution to the holders of Common Shares, the amount of the liquidation preference of such series, which liquidation preference may not exceed the sum of:

(i) the amount paid for such Preference Shares on issuance; plus
(ii) all accumulated and unpaid dividends on such Preferred Shares to the date fixed for distribution.

Prior to the issuance of any series of Preferred Shares, the Board shall specify the rights, if any, of the Company to redeem Preferred Shares of such series (in which case the directors shall specify the date or dates on or after which the Preferred Shares of such series may be called for redemption by the Company and the consideration to be paid therefore, or the manner by which such consideration shall be calculated and other terms applicable to redemption) and the rights, if any, of holders of such series of Preferred Shares, and the provisions, if any, of any sinking fund or other arrangement to be used in connection with such redemption or purchase.

Under the Articles, the Board is competent, without instruction of the Shareholders Meeting, to redeem a series of Preferred Shares with due observance of the Articles and the terms and conditions of such series as so specified by the Board prior to issuance, and to subsequently cancel them.

The redemption price per Preferred Share so redeemed shall be the sum of:

(i) the amount paid for such share on issuance, plus
(ii) all accumulated and unpaid dividends on such Preferred Share to the date fixed for redemption.

The Board is competent, without instruction of the Shareholders Meeting, to redeem Common Shares with due observance of the Articles and to subsequently cancel them.

Except as stated above with respect to setting the terms of a series of Preferred Shares with regard to sinking funds and other arrangements, the Articles do not contain provisions regarding sinking fund provisions, liability to further capital calls by the Company, or provisions discriminating against any existing or prospective holder of shares as a result of such shareholder holding a substantial number of shares.

Change of Shareholders' Rights

The rights of holders of shares in the capital of the Company are laid down and described in the Articles. In order to change these rights, the Articles must be amended. This is done by the passing of a notarial deed of amendment to the Articles executed before a civil law notary on Curaçao, the Netherlands Antilles. Prior to this, the Shareholders Meeting will have to adopt a resolution to this effect. Such resolution requires at least an absolute majority of the shares of the Company at the time outstanding and entitled to vote.
Any amendment to the Articles which would increase or decrease the par value of the Preferred Shares, or which would alter or change the powers, preferences or any special rights of the Preferred Shares or of any series thereof so as to affect them adversely, requires the approval from the holders of an absolute majority of the Preferred Shares of such series, as the case may be, or such higher percentage as may be specified by the Board prior to issuance of such series.

Shareholders' Meetings

All Shareholders Meetings are to be held on Curaçao, the Netherlands Antilles.

The annual Shareholders Meeting must be held within nine months after the end of the preceding fiscal year on a date determined from year to year by the Board. Extraordinary Shareholders Meetings may be called at any time only upon the direction of the Chairman, the Vice Chairman, or by the vote of the Board.

Notices for Shareholders Meetings, whether annual or extraordinary, stating the time and place of the meeting, shall be given to the shareholders not less than 10 days or more than 60 days prior to the date of the meeting by mailing a written notice, postage prepaid to each shareholder at the shareholder's address thereof appearing in the Company's shareholders' register. All notices for convening a Shareholders Meeting shall state the matters to be considered at the meeting. Every shareholder has the right to attend the Shareholders Meeting in person or by granting a proxy to an attorney.

For the purpose of determining the shareholders who are entitled to attend a Shareholders Meeting, or to receive payment of a dividend, or in order to make a determination of shareholders for any other purposes, the Board may provide that the shareholders' register shall be closed for a certain period which may not exceed, in any case, 50 days. If the share transfer books shall be closed for the purpose of determining shareholders entitled to attend a Shareholders Meeting, such books shall be closed for at least 10 days immediately preceding such meeting. In lieu of closing the shareholders' register, the Board may fix in advance a date as the record date for any such determination of shareholders, such date in any case to be not more than 50 days and, in case of a general Shareholders Meeting, not less than 10 days prior to the date on which the particular action requiring such determination of shareholders is to be taken. If the shareholders' register is not closed and no record date is fixed for the determination of shareholders entitled to attend a general Shareholders Meeting, the date on which the notice for the meeting is being mailed, shall be the record date for such determination of shareholders. When a determination of shareholders entitled to vote at any general Shareholders Meeting has been made as herein provided, such determination shall apply to any adjournment thereof except where the determination has been made through the closing of the shareholders' register and the stated period of closing has expired.

Limitations on Holding Shares

The Articles do not contain any limitations on the rights to hold shares. Warrants and options to subscribe for shares in the capital of the Company may under the Articles also be issued to directors, officers and other persons employed by the Company or whose services are otherwise contracted by the Company.

Change of Control

The transfer of shares of the Company can be effected either by serving the deed of transfer upon the Company or by written acknowledgement of the transfer by the Company which can only take place by an annotation on the share certificate.

Any sale or other disposition of all, or substantially all, of the assets of the Company, whether for cash, property, stock or other securities of another company, or for any other consideration, shall according to the Articles be made only pursuant to a resolution duly adopted at a Shareholders Meeting by the holder or holders of at least an absolute majority of the shares of the Company at that time outstanding and entitled to vote, the notice for which meeting shall have specified the terms of such proposed sale or other disposition; provided, however, the foregoing shall not apply to any reorganisation or re-arrangement of the Company, or any of it subsidiaries or of any of its assets in any transaction whereby there shall be no diminution of the beneficial interest of the shareholders of the Company in such assets.

There is no provision in the Company's Articles that would have the effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Disclosure of Shareholdings

The Articles do not contain provisions relating to thresholds above which shareholders are required to disclose their shareholdings.

Change in Share Capital

The Articles do not contain conditions governing changes in the share capital of the Company where such conditions are more stringent than is required under Netherlands Antilles corporate law.

Material Contracts

The Reorganization Plan was implemented pursuant to the "First Amended Joint Plan of Reorganization of The Singer Company N.V. and its Affiliated Debtors and Debtors in Possession" which together with the Disclosure Statement with respect thereto and other agreements entered into in connection with the Reorganization Plan were filed with the United States Bankruptcy Court for the Southern District of New York. See "Documents on Display" below.

Exchange Controls and Related Matters

Although there are Netherlands Antilles laws which may impose foreign exchange controls on the Company and may affect the payment of dividends, interest or other payments to nonresident holders of the Company's securities, including the Common Shares, the Company has been granted an exemption from such foreign exchange control regulations by the Central Bank of the Netherlands Antilles. Other jurisdictions in which the Company conducts operations may have various currency or exchange controls. In addition, the Company is subject to the risk of changes in political conditions or economic policies which could result in new or additional currency or exchange controls or other restrictions being imposed on the operations of the Company. As to the Company's securities, Netherlands Antilles law and the Company's Articles of

Association impose no limitations on the right of nonresident or foreign parties to hold or vote such securities.

Enforceability of Foreign Judgments

The Company has been advised by its Netherlands Antilles counsel, Nauta Dutilh, that it is unlikely that (i) the courts of the Netherlands Antilles would enforce judgments entered by United States courts predicated upon the civil liability provisions of the United States Federal securities laws and (ii) actions can be brought in the Netherlands Antilles in relation to liabilities predicated upon the United States Federal securities laws.

The Company has also been advised by its Netherlands Antilles counsel as follows: No treaty exists between the Netherlands Antilles and the United States providing for the reciprocal enforcement of foreign judgments. However, the courts of the Netherlands Antilles are generally prepared to accept a foreign judgment as part of the evidence of a debt due. An action may then be commenced in the Netherlands Antilles for recovery of this debt. A Netherlands Antilles court will, in principle, only accept a foreign judgment as evidence of a debt due if: (i) the judgment is for a liquidated amount in a civil matter; (ii) the judgment is final and conclusive and has not been stayed or satisfied in full; (iii) the judgment is not directly or indirectly for the payment of foreign taxes, penalties, fines or charges of a like nature (in this regard, a Netherlands Antilles court is unlikely to accept a judgment for an amount obtained by doubling, trebling or otherwise multiplying a sum assessed as compensation for the loss or damage sustained by the person in whose favor the judgment was given); (iv) the judgment was not obtained by actual or constructive fraud or duress; (v) the foreign court has taken jurisdiction on grounds that are recognized by the civil law rules as to conflict of laws in the Netherlands Antilles; (vi) the proceedings in which the judgment was obtained were not contrary to natural justice; (vii) the proceedings in which the judgment was obtained, the judgment itself and the enforcement of the judgment are not contrary to the public policy of the Netherlands Antilles; (viii) the person against whom the judgment is given is subject to the jurisdiction of the Netherlands Antilles court; and (ix) the judgment is not on a claim for contribution in respect of damages awarded by a judgment which does not satisfy the foregoing.

Enforcement of a foreign judgment in the Netherlands Antilles may also be limited or affected by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Taxation

Under the laws of the Netherlands Antilles, as currently in effect, a holder of Common Shares who is not a resident of, and during the taxable year has not engaged in trade or business through a permanent establishment in the Netherlands Antilles, will not be subject to Netherlands Antilles income tax on dividends paid with respect to the Common Shares or on gains realized during that year on sale or disposal, or from any action having the effect of a disposal under the laws of the Netherlands Antilles, of such shares, unless the holder of the Common Shares has or is deemed to have a qualifying shareholding ("aanmerkelijk belang") under the laws of the Netherlands Antilles. A tax payer has a qualifying shareholding if during the course of the last five years he as an individual (i.e., not as a corporation), alone or together with his spouse, (i) has been a direct or indirect shareholder for at least 5% of the issued share capital of a Netherlands Antilles company of which the capital is divided in shares, (ii) has rights to directly or indirectly acquire shares up to a percentage of 5% of the issued share capital, or (iii) has profit certificates that relate to at least 5% of the annual profit of a Netherlands Antilles company or at least 5% of the amount to be paid in case of a liquidation of such a company. For a tax payer, a qualifying shareholding also exists in case the tax payer himself has no such shareholding but his spouse or one or more relations by blood or affinity in the direct line has such shareholding. There are no gift or inheritance taxes levied by the Netherlands Antilles when at the time of such gift or at the time of death, the relevant holder of Common Shares was not domiciled in the Netherlands Antilles. No reciprocal tax treaty presently exists between the Netherlands Antilles and the United States.

Documents on Display

The Company's intention is to furnish appropriate documentation to the Securities and Exchange Commission ("SEC") as a "foreign private issuer" pursuant to Rule 12g3-2(b) of the General Rules and Regulations promulgated under the Securities Exchange Act of 1934, as amended. It is possible to read and copy the documents so furnished to the SEC at the SEC's public reference room located at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms and their copy charges. It is possible to read and copy the documents referred to herein relating to the Plan of Reorganization of Old Singer at the Records Department of the United States Bankruptcy Court For the Southern District of New York, One Bowling Green, New York, New York 10004. Please call the Bankruptcy Court's general reference number, (212) 668-2870, for further information regarding the Records Department. This Report and certain other documents including recent press releases by the Company may also be accessed on Singer's financial website, **www.singernewsonline.com**.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk, including changes of foreign exchange rates and interest rates. The Company does not presently use derivative financial instruments. The Company does not hold or issue financial instruments for trading purposes.

Foreign Exchange Risk

The Company is exposed to various foreign currency risks including, but not limited to, foreign denominated loan obligations, inter-company remittances, and material and product prices. Primary currency exposures could include the currencies of Mexico, Thailand, Brazil and the Indian Sub-Continent countries. The Company mitigates the risk from foreign currency fluctuations by seeking to match the currency of its liabilities with the currency of its assets. At present, the Company has no foreign exchange forward contracts outstanding.

Interest Rate Risk

The Company's exposure to market risk for changes in interest rates relates principally to its debt obligations. The Company does not presently use interest rate swaps or options to hedge these risks. As a result of the Company's regular borrowing activities, operating results are exposed to fluctuations in interest rates. The Company has short-term and long-term debt obligations with both variable and fixed interest rates. A hypothetical increase in average market rates of one percent per annum for all countries and currencies in which the Company borrows would result in a decrease of the Company's reported net income for the three months ended December 31, 2000 of approximately $0.3 million. The estimated full year decrease in net income, based on the December borrowing level, would be approximately $1.2 million.

Item 12. Description of Securities Other Than Equity Securities

Not Applicable

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

Upon the effective date of the Reorganization Plan, September 14, 2000,

1. the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia ("Nova Scotia Financing Agreement") which provided $55.0 million in exit financing to be used to repay certain obligations of Old Singer. Borrowings are secured by substantially all of the Company's (but not the Operating Companies) assets; and

2. Singer Sewing Company, the Company's U.S. Sewing Operating Company, entered into a loan and credit agreement (the "Singer Sewing Credit Agreement") with certain Commercial Lending Institutions with the Bank of Nova Scotia as Agent, which provided a total of $33.5 million in term loans, revolving loans and letters of credit. Borrowings are secured by substantially all of the assets of Singer Sewing Company.

The Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively, the more restrictive of which requires the Company, in the case of the Nova Scotia Financing Agreement, and Singer Sewing Company, in the case of the Singer Sewing Credit Agreement, to maintain certain specified financial covenants, including minimum quarterly EBITDA. As of December 31, 2000, and June 30, 2001, the Company and the Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions. On July 31, 2001, Singer Sewing Company entered into an amendment of the Singer Sewing Credit Agreement which brought it into compliance with such covenants. The Company recently requested waivers under the Nova Scotia Financing Agreement which would bring it into compliance with such covenants; discussions between the Company and the Bank of Nova Scotia regarding such waivers are in process.

The Company is not and has not been in default with respect to any interest or principal payments under the Nova Scotia Financing Agreement and Singer Sewing Company is not and has not been in default with respect to any interest or principal payments under the Singer Sewing Financing Agreement. See Note 9 ("Long-Term Debt") of the notes to consolidated financial statements herein.

Item 14. Material Modifications to the Rights Of Security Holders and Use of Proceeds

Not Applicable

Item 15. [Reserved]

Item 16. [Reserved]

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

Attached below.

SINGER N.V.

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
TOGETHER WITH AUDITOR'S REPORT

SINGER N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Singer N.V.:

We have audited the accompanying consolidated balance sheet of Singer N.V., a Netherlands Antilles company (the "Company") as of December 31, 2000, and the related consolidated statements of operations, cash flows and shareholders' equity for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of Singer Thailand Public Company, the Company's investment in which is accounted for by use of the equity method. The Company's equity of $22,549,000 in Singer Thailand Public Company's net assets at December 31, 2000, and of $218,000 of that company's net income for the three months then ended are included in the accompanying consolidated financial statements. The financial statements of Singer Thailand Public Company were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such company, is based solely on the report of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Singer N.V. as of December 31, 2000, and the consolidated results of their operations and their cash flows for the three months then ended in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully discussed in Note 1 to the financial statements, the Company is a new corporate entity arising from a Plan of Reorganization adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code which became effective on September 14, 2000. Continuation of the Company's business is dependent on its ability to achieve successful future operations. In addition, the Company was in default of certain of its financing arrangements and had a net working capital deficit at December 31, 2000 of $54,540,000. These factors among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

ARTHUR ANDERSEN LLP

June 22, 2001
Roseland, New Jersey

SINGER N.V.

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2000
REVENUES	$ 128,555
COST OF SALES	78,432
Gross profit	50,123
SELLING AND ADMINISTRATIVE EXPENSES	41,677
AMORTIZATION OF INTANGIBLE ASSETS	1,206
Operating income	7,240
OTHER INCOME (EXPENSES):	
Interest expense	(7,561)
Equity in earnings from operating affiliates	439
Royalties and license income	885
Other, net	(156)
Total other income (expense)	(6,393)
Income before provision for income taxes and minority interest	847
PROVISION FOR INCOME TAXES	522
MINORITY INTEREST SHARE IN LOSSES	688
Net income	1,013
DIVIDENDS ON PREFERRED SHARES	275
Net income applicable to common shares	$ 738

The accompanying Notes to Consolidated Financial Statements are an integral part of this Statement.

SINGER N.V.

CONSOLIDATED BALANCE SHEET
DECEMBER 31, 2000
(in thousands of U.S. dollars)

	December 31, 2000
ASSETS:	
Current assets-	
Cash and cash equivalents	$ 12,455
Accounts receivable net of allowances for doubtful accounts of $49,508	122,174
Inventories	91,357
Other current assets	12,910
Total current assets	238,896
Investment in operating affiliates	26,626
Property, plant and equipment, net	72,086
Intangible assets, net	141,515
Other assets	17,986
Total assets	$ 497,109
LIABILITIES AND SHAREHOLDERS' EQUITY:	
Current liabilities-	
Notes and loans payable	$ 143,767
Accounts payable	74,525
Accrued liabilities	75,144
Total current liabilities	293,436
Long-term debt	84,007
Other non-current liabilities	21,014
Total liabilities	398,457
SHAREHOLDERS' EQUITY:	
Preferred shares, $0.01 par value, authorized 1,000,000 shares, issued and outstanding Series A convertible, 40 shares in 2000	17,275
Common Shares, $0.01 par value, authorized 20,000,000 shares, issued and outstanding 8,121,828 in 2000	81
Additional paid-in capital	80,919
Retained earnings	738
Accumulated other comprehensive loss	(361)
Total shareholders' equity	98,652
Total liabilities and shareholders' equity	$ 497,109

The accompanying Notes to Consolidated Financial Statements are an integral part of this balance sheet.

SINGER N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of U.S. dollars)

	Three Months Ended December 31, 2000
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 1,013
Adjustments to reconcile net income to net cash used in operating activities-	
Depreciation and amortization	3,195
Equity in earnings from operating affiliates	(439)
Minority interest share in losses	(688)
Foreign exchange loss	250
Change in current assets and liabilities-	
Increase in accounts receivable	(9,773)
Increase in inventory	(1,928)
Decrease in prepaid expenses	1,894
Increase in accounts payable and accrued expenses	4,511
Other	(458)
Total adjustments	(3,436)
Net cash used in operating activities	(2,423)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Capital expenditures	(1,663)
Proceeds from sale of businesses	3,222
Net cash provided by investing activities	1,559
CASH FLOWS FROM FINANCING ACTIVITIES:	
Net decrease in notes and loans payable	(283)
Payments on long-term debt	(398)
Net cash used in financing activities	(681)
Effect of exchange rate changes on cash	(2,163)
Net decrease in cash and cash equivalents	(3,708)
CASH AND CASH EQUIVALENTS, beginning of the period	16,163
CASH AND CASH EQUIVALENTS, end of the period	$ 12,455
SUPPLEMENTAL INFORMATION:	
Interest paid	$ 5,583
Income taxes paid	528

The accompanying Notes to Consolidated Financial Statements are an integral part of this Statement.

SINGER N.V.

STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE THREE MONTHS ENDED DECEMBER 31, 2000
(in thousands of US dollars)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity	Comprehensive Income
	Shares	Amount	Shares	Amount					
BALANCE, September 30, 2000	40	$ 17,000	8,121,828	$ 81	$ 80,919	$ -	$ -	$98,000	$ -
Net income						1,013		1,013	1,013
Translation changes							(361)	(361)	(361)
Preferred stock – dividends		275				(275)		-	-
Total comprehensive income									$ 652
BALANCE, December 31, 2000	40	$ 17,275	8,121,828	$ 81	$ 80,919	$ 738	$ (361)	$98,652	

The accompanying Notes to Consolidated Financial Statements are an integral part of this Statement.

1. BUSINESS AND ORGANIZATION

Singer N.V. ("Singer" or the "Company") was formed as a new corporate entity in the Netherlands Antilles in December 1999. Pursuant to the Reorganization Plan discussed below, effective September 14, 2000, Singer became the parent company of several operating companies (the "Operating Companies"), formerly owned by The Singer Company N.V. ("Old Singer"), as well as the owner of the "Singer" brand name.

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers.

The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed on a geographic basis.

The Reorganization Plan

The reorganization of the Company was made pursuant to the First Amended Joint Plan of Reorganization of Old Singer and its Affiliated Debtors and Debtors in Possession (the "Reorganization Plan") adopted in accordance with the provisions of Chapter 11 of the United States Bankruptcy Code. The basic reorganization cases were commenced under Chapter 11 in September of 1999 by Old Singer and certain of its subsidiaries as a result of a number of internal and external factors making problematic the continued viability of their operations outside of reorganization proceedings. The majority of the Operating Companies, however, did not commence proceedings under Chapter 11 or under the insolvency laws of other countries, but continued to operate in the ordinary course as substantially stand-alone companies throughout the period of the bankruptcy proceedings. Operating companies in Brazil, the United States and Turkey were successfully reorganized under Chapter 11.

Under the Reorganization Plan, which was confirmed by the United States Bankruptcy Court for the Southern District of New York on August 24, 2000, and became effective on September 14, 2000, the outstanding shares of Old Singer were cancelled and the holders of allowed general unsecured claims against Old Singer will receive substantially all of the equity shares of the Company. The shares of the Company are not currently trading on any public securities exchange or trading system. As part of the implementation of the Reorganization Plan, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia (the "Nova Scotia Financing Agreement"), pursuant to which the Company effectively assumed certain restructured secured indebtedness of Old Singer. With the exception of the chief executive officer, none of the directors of Old Singer were appointed to the Board of Directors of the Company, and the majority of the directors of the Company were appointed by the Creditors Committee of Old Singer.

Fresh Start Reporting

In connection with the reorganization under the Reorganization Plan, the Company implemented "Fresh Start Reporting" as of September 30, 2000 (its normal interim closing date), as set forth in Statement of Position 90-7, "Financial Reporting by entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), issued by the American Institute of Certified Public Accountants. "Fresh Start Reporting" was required because there was an ownership change of more than 50%. Accordingly, all assets and liabilities were restated to reflect their respective fair values.

The reorganization value of the Company was determined by management, with assistance from The Blackstone Group LLP, independent financial professionals. The methodology employed involved estimation of enterprise value (i.e., the market value of the Company's debt and stockholders' equity which was determined to be $324,000), taking into account a discounted cash flow analysis. The discounted cash flow analysis was based on five-year cash flow projections prepared by management and using average discount rates of 15-20%. The reorganization value of the Company was determined to be $501,654 as of September 30, 2000.

Current assets, plant and equipment and certain minor real estate property have been recorded at their historical carrying values. Major real estate property and property held for sale is valued at net realizable value. Other non-current assets are stated at historical carrying values which approximate fair value.

The company allocated $85,000 of the reoganization value to the Singer brand name based on an independent appraisal. The Singer brand name is being amortized over 40 years. The portion of the reorganization value which cannot be attributed to specific tangible or identifiable intangible assets of the reorganized Company has been reported as "Reorganization value in excess of amounts allocable to identifiable assets." This intangible asset is being amortized using the straight-line method over 20 years.

The Company selected a useful life of 20 years based on the Company's previous experience, methodologies employed by independent financial experts and the Company's turnaround business strategy.

The effect of the Plan on the Company's consolidated balance sheet as of September 30, 2000, was as follows:

	Adjustments to Record Effects of the Plan			
	Pre-Confirmation			Post-Confirmation
	Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Consolidated Balance Sheet
Current assets	$ 240,943	$	$	$ 240,943
Investments in operating affiliates	26,757			26,757
Property, plant and equipment, net	61,623		11,979	73,602
Intangible assets, net	3,031		85,000	88,031
Other assets, net	19,197	(914)		18,283
Reorganization value in excess of amounts allocable to identifiable assets	-	-	54,038	54,038
Total assets	$ 351,551	$ (914)	$ 151,017	$ 501,654

	Pre-Confirmation Consolidated Balance Sheet	Reorganization Adjustments	Fresh Start Adjustments	Post-Confirmation Consolidated Balance Sheet
Current liabilities	$ 343,377	$ (38,385)	$	$ 304,992
Long-term debt	267,466	(154,189)	(37,049)	76,228
Other	83,217	(60,783)		22,434
Preferred stock	75,000	(58,000)		17,000
Common stock	(1,823)	1,904		81
Additional paid-in capital	77,930	154,096	(151,107)	80,919
Foreign currency translation adjustments	(87,234)		87,234	-
Accumulated deficit	(406,382)	154,443	251,939	-
Total liabilities and equity	$ 351,551	$ (914)	$ 151,017	$ 501,654

Reorganization adjustments reflect the conversion of the $150,000 7% Notes and the related accrued interest as of September 12, 1999, the U.S. pension plan liabilities (see Note 10) and other prepetition trade payables into new preferred and common stock resulting in an extraordinary gain of $154,443. Fresh Start Reporting adjustments reflect the amounts necessary to state assets and liabilities at their respective fair values which resulted in a net fair value adjustment of $151,017.

Management's Plans

The Company believes that its Operating Companies have viable core businesses, reflecting the reputation of the "Singer" brand and the strength of the distribution networks and the reputation for quality and service in selected markets important to the Company's operations. The Company also believes it has the potential to meaningfully improve operating and financial performance in 2001 and beyond and to achieve its minimum-operating plan.

In order to improve operating and financial performance, the Company is undertaking a number of programs, including implementing significant management and organizational changes, introducing new and improved products and services, increasing the number and variety of distribution points, strengthening working capital management, improving product sourcing and implementing programs to increase royalty and licensing earnings. Similar efforts are being undertaken by the Operating Companies, in addition to their continuing cost-reduction efforts.

The anticipated performance improvement reflects a projected modest economic recovery in certain markets important to the Company, such as in Thailand and in certain other countries in Asia and Latin America, and the avoidance of a worldwide economic downturn.

The current economic crisis in Turkey will have a negative impact on the results for the Turkey operation and for the Company as a whole. The Turkey operation is implementing programs to rationalize its business to mitigate the short and medium-term impact of the crisis. The Company believes that Turkey's long-term economic outlook is somewhat more favorable and that this factor, together with the rationalization programs now being implemented, will limit the Company's long-term exposure to this situation.

The Company's liquidity position is very tight. Among other required principal payments due in 2001, the Nova Scotia Financing Agreement requires Singer to reduce the outstanding balance of the facility by $10,000 to $45,000 by December 31, 2001. In the event that the Company is unable to achieve this reduction as scheduled or to negotiate appropriate modifications to the Agreement, including modifications necessary for the Company to be in compliance with certain financial covenants, then the bank would have the right to accelerate the maturity of the indebtedness and enforce its security interest under the Agreement. Improvement in liquidity in 2001 is dependent on the achievement of improved operating and financial performance, including working capital efficiencies, as well as the timing and the ultimate realization of significant one-time items, including liquidation of operations as outlined in the Reorganization Plan and real estate sales, some of which are not within the Company's control.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. As discussed above, the Company's ability to continue as a going concern is dependent on the Company's ability to achieve its minimum-operating plan and meet its obligations under several financing agreements. Also, as discussed in Note 9, the Company has significant borrowings which require, among other things, compliance with certain financial covenants on a quarterly basis. As of December 31, 2000, the Company was not in compliance with certain of the covenants under selected financing arrangements. Accordingly, all amounts due under these financing arrangements have been classified as short-term in the accompanying financial statements. The Company is planning to negotiate appropriate modifications to such amounts with a view to assuring future compliance.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Preparation

The accompanying consolidated financial statements of Singer are presented in accordance with accounting principles generally accepted in the United States. The Company follows a 52/53 week fiscal year, which for the calendar year 2000, ended on December 31, 2000. However, the accompanying financial statements are for the three months ended December 31, 2000 which is the first fiscal period since the effective date of the Reorganization Plan under Chapter 11.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and disclosure of contingent liabilities. Actual results could differ from these estimates. Significant estimates include the recording of losses relating to restructuring or liquidation of certain operations and other related charges, receivable and inventory provisions, product returns, lives of intangible assets, income tax contingencies, and benefits obligations. The Company believes the techniques and assumptions used in establishing estimates related to these reported amounts are appropriate.

Investments in Subsidiaries and Affiliates

The consolidated financial statements include the accounts of all operations which are more than 50% owned and controlled. All significant intercompany balances and transactions are eliminated in consolidation. Minority interest in consolidated operations not 100% owned amounted to $11,017 as at December 31, 2000 and is included in Other non-current liabilities. Investments in which Singer exercises significant management influence, but does not own greater than a 50% voting interest, are reported on the equity basis. Singer's share of their results of operations are included in equity in earnings from Operating Affiliates in the accompanying Consolidated Statement of Operations.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with maturities of three months or less when purchased.

Inventories

Inventories are stated at the lower of cost (generally on a first-in, first-out basis) or market.

Property, Plant and Equipment

Land, buildings, equipment, and improvements which significantly extend the useful life of existing plant and equipment are carried at cost except for certain major real estate properties which were adjusted to reflect fair market values as a result of Fresh Start Reporting. Depreciation generally is recorded on the straight-line basis over the economic useful life of the related asset, which ranges from 10-50 years for buildings and 2-20 years for machinery and equipment.

Intangible Assets

At December 31, 2000, intangible assets, consisting primarily of the Singer brand name and reorganization value in excess of amounts allocable to identifiable assets, were $141,515. Intangibles are amortized on a straight-line basis over appropriate periods not exceeding 40 years. In connection with Fresh Start Reporting, the Company recorded intangibles of $85,000 and $54,038 representing the value of the Singer brand name and the reorganization value in excess of amounts allocable to identifiable assets, respectively. The Singer brand name is being amortized over 40 years. The reorganization value in excess of amounts allocable to identifiable assets is being amortized over 20 years. Accumulated amortization relating to intangible assets is $1,206 at December 31, 2000.

Impairment of Long-Lived Assets

The Company follows the provisions of Statement of Financial Accounting Standards ("SFAS"), SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles to be held and used by any entity be reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. As of December 31, 2000 the Company believes there has been no impairment of long-lived assets of the Company under SFAS No. 121.

Pension Plans

Certain foreign operations have established defined benefit pension plans which cover substantially all employees meeting minimum eligibility requirements. Pension plans are funded to the extent required by local law. Unrecognized net transition assets and obligations resulting from the application of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions", are being amortized over periods not exceeding 15 years.

Revenues

Revenues from sales, net of estimated returns, are recognized when products are delivered and services performed. Earned carrying charges (finance charges) on installment sales are recognized using the interest method or the straight line method which approximates the interest rate method. The interest rates charged on installment sales are based on customary financing terms in each country in which Singer offers installment credit. Included in revenues are earned carrying charges of $7,862, for the three months ended December 31, 2000.

Advertising Costs

The Company accounts for advertising costs in accordance with SOP 93-7, "Reporting on Advertising Costs," which requires advertising costs to be expensed as incurred. Advertising expense for the three months ended December 31, 2000 was approximately $4,939.

Foreign Currency

Exchange adjustments resulting from foreign currency transactions are generally recognized in the results of operations. Assets and liabilities of foreign operations with a functional currency other than the US dollar are translated into US dollars at exchange rates at the balance sheet date. The resulting translation adjustment is recorded as part of accumulated other comprehensive income (loss), a separate component of shareholders' equity. Revenues and expenses are translated at the average exchange rates in effect during the year.

For operations in highly inflationary economies, certain assets and liabilities and related income statement accounts are remeasured at exchange rates in effect when the assets were acquired or the liabilities were incurred. All other assets and liabilities are remeasured at year-end exchange rates, and all other income and expense items are remeasured at average exchange rates prevailing during the year. Remeasurement adjustments for these entities are included in results of operations.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109 "Accounting for Income Taxes." Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Comprehensive Income (Loss)

Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income (loss) consists of net income and the net change in the accumulated foreign currency translation adjustment account.

Recently Issued Accounting Standards

In June 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. This statement establishes the accounting and reporting standards for derivatives and hedging activity. Upon adoption of SFAS No. 133, all derivatives are required to be recognized in the statement of financial position as either assets or liabilities and measured at fair value. In July 1999 and June 2000, the Financial Accounting Standards Board issued SFAS No. 137 and SFAS No. 138 which deferred the effective date for implementation of SFAS No. 133 until 2001. The Company implemented SFAS 133 as of September 30, 2000 in connection with Fresh Start Reporting. However, implementation of this pronouncement did not have a material effect since the Company has not utilized derivative financial instruments or entered into hedging transactions.

Stock Option Plan

The Company accounts for stock option grants in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), and, accordingly, recognizes compensation expense for stock option grants to the extent that the intrinsic value of the stock exceeds the exercise price of the option at the measurement date. The compensation expense is charged against operations ratably over the vesting period of the options. Stock based awards granted to non-employees are accounted for at their fair value.

3. ACCOUNTS RECEIVABLE

Accounts receivable are summarized as follows:

	December 31, 2000
Trade receivables	$ 91,264
Installment receivables	82,197
Receivables from affiliates	8,635
Receivable from sale of assets	5,241
Taxes receivable	3,674
Other	11,811
	202,822
Less:	
Allowance for doubtful accounts	(49,508)
Unearned carrying charges	(22,080)
Installment receivables due in excess of one year	(9,060)
	$ 122,174

As of December 31, 2000, included in trade receivables were $1,884 of receivables that have been factored with recourse.

4. INVENTORIES

Inventories are summarized as follows:

	December 31, 2000
Finished goods	$ 80,370
Work in progress	2,840
Raw materials and supplies	8,147
	$ 91,357

5. OPERATING AFFILIATES

Summary of investments in Operating Affiliates is presented below:

	% Ownership	December 31, 2000
Operating Affiliates:		
Thailand	48	$ 22,549
Sri Lanka	20-49	2,344
Bangladesh	40-45	1,170
Philippines	40	218
India	25-40	345
		$ 26,626

Summary of combined financial information for Operating Affiliates is presented below:

	Three months ended December 31, 2000
Revenues	$ 33,484
Operating income	3,165
Net income	467
Dividends received	-
Current assets	122,502
Non-current assets	61,336
Current liabilities	117,276
Non-current liabilities	8,421

For Thailand, this includes all of the Company's operations in that country; for Sri Lanka, Bangladesh, Philippines and India this includes only certain of the Company's operations – not including the retailing or marketing operations – where the Company's holding is less than 50% in each of those countries.

Results of Operating Affiliates owned 50% or less are recorded using the equity method and intra company transactions are recorded as third party transactions in the accompanying financial statements.

Trade receivables due from Operating Affiliates are included in "Accounts receivable" and amounted to $8,635 as of December 31, 2000. Trade payables due to Operating Affiliates are included in "Accounts Payable" and amounted to $1,083 as of December 31, 2000. During the three months ended December 31, 2000, the Company reported sales to and purchases from operating affiliates of $849 and $1,418, respectively.

6. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is summarized as follows:

	December 31, 2000
Land	$ 33,824
Buildings	19,258
Machinery and equipment	20,971
	74,053
Less- Accumulated depreciation	(1,967)
	$ 72,086

7. ACCRUED LIABILITIES

Accrued liabilities is summarized as follows:

	December 31, 2000
Legal and tax accruals	$ 33,815
Income taxes payable	8,307
Professional fees	6,996
Salary and wages	6,376
Interest	4,817
Reorganization costs	3,943
Taxes other than income taxes	3,634
Advertising and promotions	2,034
Other	5,222
	$ 75,144

8. NOTES AND LOANS PAYABLE

Notes and loans payable due within one year consisted of:

	December 31, 2000
Sri Lanka @ 17.1% weighted average interest rate	$ 11,548
Brazil @ 12% weighted average interest rate	10,376
India @ 15.1% weighted average interest rate	8,002
Pakistan @ 15.8% weighted average interest rate	4,244
Greece @ 7.6% weighted average interest rate	3,583
Other @ 11.1% weighted average interest rate	15,291
	53,044
Current portion of long-term debt (Note 9)	90,723
	$ 143,767

The majority of notes and loans payable are associated with foreign operations whose borrowings are, for the most part, denominated in local currency. Interest rates are comparable to local prevailing rates which, on a weighted average basis, were 12.4% at December 31, 2000. Notes and loans payable are generally collateralized by receivables, inventory, property, plant and equipment and certain intangibles.

The Company has approximately $29,279 of unused lines of credit available to specific operations around the world as of December 31, 2000. The terms of the financing agreements relating to the above notes and loans, contain, among other provisions, requirements for maintaining defined levels of working capital, net worth and various financial ratios that the Company is currently in compliance with, has obtained waivers, or is in the process of obtaining waivers, as appropriate. Management expects to be in compliance with existing covenants through December 31, 2001.

9. LONG-TERM DEBT

Long-term debt is summarized as follows:

	December 31, 2000
Bonds:	
A Bonds – 10% due 2005	$ 16,283
B Bonds – due 2007	10,748
Old Bonds	13,011
Loans:	
Nova Scotia Financing Agreement	55,000
Singer Sewing Credit Agreement	30,000
Omnibus Agreement	25,365
Banco Unibanco/Credibanco	10,154
Sri Lanka National Savings Bank	5,721
Other	8,448
	174,730
Less- Current portion	(90,723)
	$ 84,007

Bonds

At the time of Old Singer's voluntary petition for relief under Chapter 11, Singer do Brasil Ltda., a subsidiary of Old Singer, had outstanding debt and accrued interest outstanding in the amount of $74,419 relating to external US dollar based debt issuances. The debt comprised commercial paper issued by ABC Roma in the principal amount of $10,700, past due and accruing penalty interest at 20% per annum; commercial paper in the principal amount of $10,700, due March 24, 2000, with interest at 8.0% per annum; and Euro notes in the principal amount of $50,000, due May 13, 2005 with interest at 12% per annum (collectively referred to as "Old Bonds").

Effective September 14, 2000, Singer do Brasil Ltda. became a subsidiary of the Company, and based on amounts outstanding as of the petition date, both of the ABC Roma notes and 78.54% of the Euro notes were exchanged for proportional shares of new "A" and "B" Bonds. The A Bonds accrue interest at 10% per annum, payable on a semi-annual basis, however, interest accrued during the first two years can be added to principal at Singer's option. 100% of the A Bond principal and the semi-annual interest accrual due March 14, 2001 in the total amount of $19,535 is payable in annual installments of 20% due September 14, 2002-2004 and 40% due September 14, 2005. The B Bond participates in Singer do Brasil's "excess cash flow", as defined, in excess of $1,750 per annum through calendar year 2007, as well as, periodic liquidations of B collateral described below. The maximum amount payable under the terms of the B Bonds is $30,465. Under Fresh Start Reporting, as of September 30, 2000 the B Bond was valued at $10,376 by estimating the net present value of the minimum expected payments to be made based on expected excess cash flows, as defined. This estimated value was based on cash flow projections prepared by management using a discount rate of 15%; no interest is accrued on the B Bond, unless cumulative excess cash flow payments exceed $25,000, at which time interest accrues at 15% per annum on the remaining balance. As of December 31, 2000 the B Bond outstanding balance of $10,748 includes imputed interest of $372.

The A and B Bonds are secured by most of the fixed assets and certain intercompany receivables of Singer do Brasil. Singer do Brasil must use its best efforts to sell and collect the A Collateral which proceeds must be used to amortize the A Bond interest and principal; any B Collateral proceeds constitute principal under the B Bond.

The Old Bonds referred to in the table above represent the Euro notes (21.46% of the original) not exchanged as at December 31, 2000. Such Old Bonds are valued proportional to the principal amount plus accrued interest. Under the terms of the Reorganization Plan, the holders of Euro notes which were not exchanged as at December 31, 2000 have the right through September 8, 2001 to exchange such notes for a proportionate share of the A and B Bonds; thereafter any exchange is at Singer's option.

Loans

As part of the implementation of the Reorganization Plan, in September 2000 the Company entered into the following agreements:

Nova Scotia Financing Agreement

Effective September 14, 2000, the Company entered into an Exit Financing Agreement with the Bank of Nova Scotia ("Nova Scotia Financing Agreement") which provided $55,000 in exit financing to be used to repay certain obligations of Old Singer. Borrowings under this facility amounted to $55,000 at December 31, 2000. Interest is based on the Bank of Nova Scotia's Base Rate in Canada (for United States Dollar loans), plus 3% until such time as the outstanding principal balance is less than $35,000 or $25,000, at which time the interest rate shall be the Base Rate plus 2.5% or 2.0%, respectively. At December 31, 2000 the interest rate charged on the outstanding principal balance was approximately 11.5%. The Company is required to reduce the outstanding balance to $45,000 by December 31, 2001, with any remaining outstanding balance due on December 31, 2003. Borrowings are secured by substantially all of the Company's and select Operating Companies' assets.

Singer Sewing Credit Agreement

Effective September 14, 2000, Singer Sewing Company, a subsidiary of the Company, entered into a loan and credit agreement (the "Singer Sewing Credit Agreement") with certain Commercial Lending Institutions with The Bank of Nova Scotia as Agent, which provide a total of $33,500 in term loans, revolving loans and letters of credit through March 2003. The Credit Agreement consists of Term A Loans in the amount of $13,000, Term B Loans in the amount of $15,500 (collectively "term loans") and $5,000 in revolving loans. Borrowings under the term loans amounted to $26,500 at December 31, 2000. Borrowings under the revolving loans amounted to $3,500 at December 31, 2000. Interest is based, at the Company's option, upon either the Agent's base rate plus a margin of 2.75% or LIBOR plus a margin of 3.75%. At December 31, 2000, the interest rate charged on outstanding borrowings was approximately 10.41%. The Company is committed to make semiannual principal repayments of $3,000 on March 31 and September 30 of each year through September 30, 2002 with any remaining outstanding balance due on March 31, 2003. Borrowings are secured by substantially all of the assets of Singer Sewing Company.

Omnibus Agreement

Effective September 14, 2000, Sinmak Dikis Makinalari Sanayi Anonim Sirketi ("Sinmak"), a subsidiary of the Company, entered into an agreement with Quatar Islamic Bank and Al-Tawfeek Company for Investment Funds Ltd. (collectively referred to as the "Turkish Lenders") to borrow $15,365 of additional funds and reschedule certain outstanding liabilities amounting to $10,000. Beginning December 12, 2000, the Company is required to make quarterly principal repayments of $296 through September 12, 2002 after which time the required quarterly principal repayments increase to $1,150 through December 12, 2007 at which time any remaining outstanding balance will be due. The weighted average effective interest rate charged on amounts due to the Turkish Lenders is 8.47%. These amounts due are secured by certain property, plant and equipment of Sinmak and by the guaranty of the Singer Sewing Machine Company Ltd., another subsidiary of the Company.

Other Financing Arrangements

Banco Unibanco/Credibanco

In June 1999, Singer do Brasil Industria e Comercio Ltda. ("Singer Brazil") entered into an agreement with the Brazilian National Development Bank ("BNDES") for an export incentive loan, denominated in US dollars, in the amount of $9,500. The loan was guaranteed by Banco Credibanco who held a mortgage on Singer Brazil's manufacturing facilities in Campinas, Brazil. During the year 2000, Credibanco was taken over by Unibanco. In December 2000, Singer Brazil and Unibanco requested to prepay the export incentive loan from BNDES, with Unibanco to provide a new loan to Singer Brazil, denominated in Brazilian Reals, in the amount of $10,154. The Company is required to make annual principal payments on the new loan of $2,303 in 2001, $3,684 in 2002, $2,837 in 2003 and $1,330 in 2004. The interest rate charged on the outstanding balance is the TR rate (TR is a reference interest rate established by the Brazil government) plus 9.6% per annum, which was approximately 10.5% on December 31, 2000. The transaction was approved by all the parties in May 2001.

Sri Lanka National Savings Bank

In January 2000, Singer (Sri Lanka) Ltd., ("Singer Sri Lanka"), raised a term loan on a promissory note denominated in Sri Lankan Rupee in the amount of $1,907 from the Sri Lanka National Savings Bank with a due date of January 8, 2003 with interest of 13.75% per annum, to be paid semi-annually in arrears in February and August. In August 2000, Singer Sri Lanka raised additional term loans, also on a promissory note denominated in Sri Lankan Rupee, from the Sri Lanka National Savings Bank in the amount of $3,814. The note has a due date of August 17, 2002 with interest of 14.00% per annum to be paid semi-annually in arrears in February and August. Interest payments have been made as per the agreements and on schedule. Both series of commercial paper become due and payable in full if certain guarantees are not renewed every six months. These guarantees have been renewed.

Other

Other finance agreements are outstanding with various lenders in the aggregate amount of $8,448. The weighted average interest rate on these loans was 14.2% as at December 31, 2000.

Covenants and Annual Maturities

The Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement each contain certain covenants and place certain restrictions upon the Company and the Singer Sewing Company, respectively, the more restrictive of which requires the Company, in the case of the Nova Scotia Financing Agreement, and Singer Sewing Company, in the case of the Singer Sewing Credit Agreement, to maintain certain specified financial covenants, including minimum, quarterly EBITDA. As of December 31, 2000, the Company and the Singer Sewing Company were both not in compliance with certain of their respective covenants and restrictions. Accordingly, all amounts due under the Nova Scotia Financing Agreement and the Singer Sewing Credit Agreement have been classified as short term.

The annual maturities of long-term debt are as follows:

Fiscal Years Ended	Amount
2001	$ 90,723
2002	15,090
2003	13,213
2004	10,392
2005	13,334
Thereafter	31,978
	$ 174,730

The carrying amounts of the Company's borrowings approximate their respective fair values.

10. PENSION PLANS

As a result of the Reorganization Plan discussed in Note 1, the U.S. pension plan of Old Singer was terminated and the Pension Benefit Guaranty Corporation ("PBGC") was granted an allowed claim in the amount of $55,000 against the Company. In full satisfaction of this claim, the PBGC received (a) a pro rata share of the Company's Common Stock with respect to $35,000 of the allowed claim and (b) new Preferred Stock with a liquidation preference value of $20,000 (see Note 13).

Certain foreign Operating Companies of the Company maintain a defined benefit pension plan, which covers substantially all employees meeting minimum eligibility requirements. Benefits are based primarily on years of service. Assets of the plan consist principally of high yield money market funds.

As of September 30, 2000, The Company adopted the disclosures of SFAS No. 132 "Employers' Disclosures about Pensions and Other Post-Retirement Benefits" which amended FASB Statements No. 87, 88, and 106.

	December 31, 2000
Change in benefit obligations:	
Projected benefit obligations at September 30, 2000	$ 2,773
Service costs	42
Interest costs	88
Exchange rate changes	(6)
Special termination benefits	10
Benefits paid	(367)
Actuarial losses	45
Benefit obligation at December 31, 2000	2,585
Change in plan assets:	
Fair value of plan assets at September 30, 2000	130
Actual returns on plan assets	3
Employer contributions	365
Benefits paid	(367)
Fair value of plan assets at December 31, 2000	131
Net amount accrued at year-end	$ 2,454

	December 31, 2000
Weighted average assumptions:	
Discount rate	8.53%
Expected long-term rate of return on plan assets	10.00%
Rate of compensation increase	5.29%
Components of net periodic benefit costs:	
Service costs	$ 42
Interest costs	88
Expected return on plan assets	(9)
Amortization of prior service costs	4
Amortization of transitional obligations	38
Net periodic benefit costs	$ 163

The net amount of pension benefit obligation recognized of $2,454 is included in the Other non-current liabilities in the balance sheet of December 31, 2000.

11. INCOME TAXES

Provision for Income Taxes

Singer's provision for income taxes consists of the following:

	December 31, 2000
Current income tax	$ 244
Deferred income taxes (benefits):	
Installment sales	(48)
Allowance for bad debts	(100)
Inventory reserves	232
Depreciation	172
Utilization of operating loss carryforwards	(4)
Other	26
	278
Provision for income taxes	$ 522

Reconciliation of Tax Provision

The reconciliation between the amount computed by multiplying income before provision for income taxes and minority interest by the Netherlands Antilles statutory tax rate and the reported provision for income taxes is as follows:

	December 31, 2000
Computed at Netherlands Antilles statutory income tax rate of 35%	$ 296
Statutory rate reduction	(271)
Lower effective tax rates on losses	1,816
Lower effective tax rates on earnings	(830)
Tax losses for which no tax benefit has been recorded	1,056
Utilization of foreign operating loss carryforwards	(1,660)
Foreign withholding taxes on royalties and dividends	98
Other items	17
Provision for income taxes	$ 522

Deferred Tax Liabilities and Assets

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The net deferred tax liability is classified in current and deferred tax payable. Significant components of Singer's deferred tax liabilities and assets are as follows:

	December 31, 2000
Deferred tax liabilities:	
Finance charges on installment sales	$ 363
Inventory valuation adjustment	8,525
Tax versus book basis of fixed assets	35
Total deferred tax liabilities	8,923
Deferred tax assets:	
Pension obligations (Note 10)	828
Bad debt reserves	4,477
Inventory reserves	4,843
Accrued liabilities	10,486
Net operating loss carryforwards	52,763
Other, net	20,700
Total deferred tax assets	94,097
Valuation allowance for deferred tax assets	(89,486)
Deferred tax assets net of allowances	4,611
Net deferred tax liability	$ (4,312)

At December 31, 2000, the Company had loss carryforwards available in various countries of approximately $155,455, for income tax purposes. Income tax loss carryforwards of approximately $72,957 are available indefinitely, and the balance expires in various amounts through the year 2020.

Singer has not provided for withholding taxes or Netherlands Antilles deferred taxes on accumulated undistributed earnings of subsidiaries, amounting to approximately $72,859 at December 31, 2000 as such earnings are considered indefinitely reinvested. If such earnings were to be repatriated, the foreign withholdings taxes, at current rates, would amount to approximately $11,716. The amount of unrecognized deferred Netherlands Antilles taxes on those unremitted earnings is not material.

12. COMMITMENTS AND CONTINGENCIES

The Company is subject to a variety of environmental and pollution control laws and regulations in many jurisdictions in which it operates, and faces exposure from actual and potential claims involving such matters. The Company believes that any costs resulting from environmental matters known to it will not have a material adverse impact on the Company's financial position, results of operations, or liquidity.

The Company has approximately 3,100 employees covered by labor contracts at various production facilities, principally in Brazil. All of these contracts are renewable annually.

The Company and/or its various operations have been named as a defendant in several legal actions arising from its normal business activities. Although the amount of any liability that could arise with respect to these actions cannot be estimated with certainty, in management's opinion, any such liability, will not have a material adverse effect on the financial position, results of operations or liquidity of the Company.

The Company conducts a large part of its operations in leased premises and leases certain equipment under lease agreements classified as operating leases. Leases which expire are generally renewed or replaced by similar leases. The future minimum payments under operating leases that have initial or remaining non-cancelable lease terms in excess of one year, are as follows:

Fiscal Years Ended	Amount
2001	$ 2,740
2002	1,207
2003	796
2004	337
2005	274
Thereafter	1,102
Total future minimum lease payments	$ 6,456

Minimum payments under operating leases have not been reduced for total future minimum sublease rentals totaling $84. Contingent rentals under operating leases, such as those based on sales, are insignificant. Net rental expense for all operating leases was $1,426 for the three months ended December 31, 2000.

13. SHAREHOLDERS' EQUITY AND OTHER STOCK-RELATED INFORMATION

The authorized capital of the Company is $210, divided into (a) twenty million (20,000,000) common shares with a par value of $0.01 per share and (b) one million (1,000,000) preferred shares with a par value of $0.01.

Preferred shares can be issued in one or more series, of which one series has been issued. The initial series designated Series A Convertible Preferred Stock ("Preferred A"), consists of 40 shares, with a liquidation preference of $500,000 per share. In connection with the enterprise valuation performed as of September 30, 2000, as described in Note 1, the fair value of the Series A Convertible Preferred Stock was estimated to be approximately $17,000. These shares were issued to the PBGC in partial satisfaction of their claims against Old Singer resulting from the Chapter 11 filing and rank senior to the Company's common stock as to dividends and liquidation rights.

Each Preferred A share may be converted into common stock, in whole or in part, at the option of the holder at any time at $12.00 per share. At any time on and after the date of issue, the Preferred A shares may be redeemed, in whole or in part, at the option of the Company. The Preferred A Shares may be converted into common stock at the option of the Company under certain circumstances. Dividends are cumulative at annual rates of 4%, 6% and 8% for the first four years, the next successive three years and the remaining three years of the term, respectively. For the three months ended December 31, 2000, dividends of $275 were accrued and charged against retained earnings.

Each Preferred A share is non-voting, except that limited voting rights exist (a) in the event of a merger, consolidation or compulsory share exchange adversely affecting Preferred A shareholders and (b) in the event of a proposed issue of a class of shares ranking on parity or prior to the Preferred A.

14. STOCK OPTION PLAN

The Company's 2000 Management Stock Plan ("Plan") provides for the issuance of a maximum of 800,000 common shares to key employees of the Company and its subsidiaries. All options are granted at no less than fair market value at the dates of grant. Options granted vest at various dates over the next two years and expire ten years from the date of grant. No options were exercised or forfeited during 2000. The weighted average exercise price of options outstanding at December 31, 2000 was $10.59.

Common shares available for future grant under the Plan were 141,473. At December 31, 2000, there were no options exercisable and the weighted average remaining life of the options is 9.75 years.

The following tables summarizes the activity in options under the 2000 Management Stock Plan:

	Number of Shares	Price
Stock Options:		
Granted	329,263	$ 10.34
Granted	329,264	10.84
Outstanding, December 31, 2000	658,527	$ 10.34 - $10.84 per share

The Company has elected to account for employee stock-based compensation under APB Opinion No. 25 "Accounting for Stock Issues to Employees." Had the Company recorded compensation expense in accordance with SFAS No. 123 "Accounting for Stock-Based Compensation" the impact on net income would not have been material.

15. SEGMENT RELATED INFORMATION

The Company is a holding company whose subsidiaries are engaged in two principal businesses, Retail and Sewing. The Retail segment derives revenues primarily from the retail distribution of a wide variety of consumer durable products for the home in selected emerging markets, with consumer credit and other financial services available to qualified customers. The Sewing segment derives revenues primarily from the distribution of consumer and artisan sewing machines and accessories, manufactured by Singer and certain third-party manufacturers, through its own distribution channels and through third-party distributors, as well as through the Operating Companies which operate Singer's Retail business. The Retail and Sewing segments are both currently managed on a geographic basis.

The operations and the performance of these segments are regularly reviewed and are coordinated by senior management of the Company.

Intersegment sales are at transfer prices which approximate prices charged to unaffiliated customers.

Segment Data	Three Months Ended December 31, 2000
Revenues:	
Retail-	
Americas	$ 46,663
Asia, Europe, Africa & Middle East	51,942
Intersegment	227
	98,832
Sewing-	
Americas	31,940
Asia, Europe, Africa & Middle East	19,463
Intersegment	5,603
	57,006
	155,838
Less-	
Operating Affiliate, Thailand	(21,453)
Intersegment	(5,830)
Total revenues	128,555
Operating income:	
Retail-	
Americas	5,777
Asia, Europe, Africa & Middle East	4,305
	10,082
Sewing-	
Americas	1,172
Asia, Europe, Africa & Middle East	3,670
	4,842
Corporate and eliminations	(5,719)
	9,205
Less- Operating Affiliate, Thailand	(1,965)
Total operating income	7,240
Interest expense:	
Retail-	
Americas	552
Asia, Europe, Africa & Middle East	2,417
	2,969
Sewing-	
Americas	2,632
Asia, Europe, Africa & Middle East	943
	3,575
Corporate and eliminations	1,731
	8,275
Less- Operating Affiliate, Thailand	(714)
Total interest expense	$ 7,561

	December 31, 2000
Total assets:	
Retail-	
Americas	$ 68,941
Asia, Europe, Africa & Middle East	192,657
	261,598
Sewing-	
Americas	78,138
Asia, Europe, Africa & Middle East	62,954
	141,092
Corporate and eliminations	183,537
	586,227
Less- Operating Affiliate, Thailand	(89,118)
Total assets	$ 497,109

Certain financial information by geographical area is as follows:

Geographic Data	Three Months Ended December 31, 2000
Revenues:	
Americas	$ 78,603
Asia, Europe, Africa & Middle East	71,405
	150,008
Less- Operating Affiliate, Thailand	(21,453)
Total revenues	$ 128,555

	December 31, 2000
Total assets:	
Americas	$ 147,079
Asia, Europe, Africa & Middle East	255,611
Total countries	402,690
Corporate and eliminations	183,537
	586,227
Less- Operating Affiliate, Thailand	(89,118)
Total assets	$ 497,109

Net sales between geographic areas, which are eliminated in the financial statements, were not material to the operating income of any geographic area in the period presented. No single customer accounted for 10% or more of total revenues.

Assets by geographic area include those assets which are specifically identifiable with the operations in each area. Asia includes operations located in the Pacific and Asian regions.

Corporate and elimination assets consist mainly of intangible assets which have not been allocated to any particular segment or geographic area.

SINGER N.V.

CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED JUNE 30, 2001

SINGER N.V.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

SINGER N.V.

CONSOLIDATED STATEMENT OF OPERATIONS (Unaudited)
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(in thousands of US dollars)

	Six Months Ended June 30, 2001
Revenues	$ 217,597
Cost of sales	133,350
Gross profit	84,247
Selling and administrative expenses	65,669
Amortization of intangible assets	2,412
Operating income	16,166
Other income (expenses):	
Interest expense	(14,300)
Equity in earnings from operating affiliates	1,395
Royalties and license income	2,712
Other, net	1,899
Total other income (expense)	(8,294)
Income before income taxes and minority interest	7,872
Provision for income taxes	3,454
Minority interest share in income	345
Net income	4,073
Dividends on preferred shares	550
Net income applicable to common shares	$ 3,523
Supplementary information:	
EBITDA	$ 27,693

SINGER N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)
AS AT DECEMBER 31, 2000 AND JUNE 30, 2001
(in thousands of US dollars)

	June 30, 2001	December 31, 2000
ASSETS:		
Current assets:		
Cash and cash equivalents	$ 15,576	$ 12,455
Accounts receivable, net	108,258	122,174
Inventories	93,862	91,357
Other current assets	12,840	12,910
Total current assets	230,536	238,896
Investment in operating affiliates	26,385	26,626
Property, plant and equipment, net	68,581	72,086
Intangible assets, net	138,916	141,515
Other assets	17,611	17,986
Total assets	$ 482,029	$ 497,109
LIABILITIES AND SHAREHOLDERS' EQUITY:		
Current liabilities:		
Notes and loans payable	$ 123,335	$ 143,767
Accounts payable and accrued liabilities	132,086	149,669
Total current liabilities	255,421	293,436
Long-term debt	102,862	84,007
Other non-current liabilities	20,411	21,014
Total liabilities	378,694	398,457
Shareholders' Equity	103,335	98,652
Total liabilities and shareholders' equity	$ 482,029	$ 497,109

SINGER N.V.

CONSOLIDATED STATEMENT OF CASH FLOWS (Unaudited)
FOR THE SIX MONTHS ENDED JUNE 30, 2001
(in thousands of US dollars)

	Six Months Ended June 30, 2001
Cash flows from operating activities:	
Net income	$ 4,073
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,866
Equity in earnings from operating affiliates	(801)
Minority interest share in income	345
Foreign exchange gain	(735)
Change in current assets and liabilities:	
Decrease in accounts receivable	8,125
Increase in inventory	(4,638)
Increase in prepaid expenses	(430)
Decrease in accounts payable and accrued expenses	(1,944)
Other	549
Total adjustments	6,337
Net cash provided by operating activities	**10,410**
Cash flows from investing activities:	
Capital expenditures	(1,802)
Net cash used in investing activities	**(1,802)**
Cash flows from financing activities:	
Net decrease in notes and loans payable	(2,756)
Net cash used in financing activities	**(2,756)**
Effect of exchange rate changes on cash	**(2,731)**
Net increase in cash and cash equivalents	3,121
Cash and cash equivalents at beginning of the period	12,455
Cash and cash equivalents at end of the period	$ **15,576**